ALLIED GOLD LIMITED

ANNUAL REPORT 08 | 09





CONTENTS



EXECUTIVE CHAIRMAN'S REPORT

Executive Chairman's Report / 1
Significant developments in 08/09 / 3
About Allied Gold / 4
The Allied Gold approach / 4
An attractive investment proposition / 4
Simberi Oxide Gold Project / 6
Location / 7
Project history / 9
Overview of process plant operation / 10
Operating performance / 11
Gold sales and hedging programme / 11
Sustainable development / 12
Our people / 12
Health and safety / 12
Environment / 13
Working with communities / 13
Project development / 14
Exploration / 27
Looking forward / 39
Allied Gold outlook / 39
Financial report / 40

Dear Shareholders,

I am pleased to present to you Allied Gold Limited's Annual Report for 2009.

After the excitement of the 2008 financial year that marked the commencement of gold production from Allied Gold's flagship Simberi Gold Project, the year in review was a period of consolidation in which the foundations for the next phase of Allied Gold's transformation into a significant regional gold producer were laid.

In June 2009 Allied Gold celebrated the production of the 100,000th ounce of gold from the Simberi Gold Project. In the year under review gold production reached 72,609 ounces. This was a pleasing achievement given the unseasonably heavy rainfalls, with in excess of 6 meters of rainfall in the six months to 30 June 2009 alone, which have impacted mining activities throughout the 2009 calendar year.

The acceleration of Allied Gold's exploration program yielded significant results with the announcement in June 2009 of an increase in Gold Reserves to 1.1 million ounces, equating to a remaining mine life in excess of 10 years on current production capacity, and an increase in Gold Resource to 4.7 million ounces with 10.1 million ounces of contained silver. The increased Gold Reserves and Gold Resource together with the more recent exceptional drill results at the Pigibo and Pigiput prospects highlight the significant potential of Allied Gold's holdings in the Tabar Islands.

Further exploration success was experienced with the identification of potentially large copper gold porphyry mineralisation at Banesa by Barrick Gold Corporation pursuant to its exploration alliance with Allied Gold. These encouraging exploration results confirm our belief in the potential for the discovery of large-scale deposits of gold and other base metals on Allied Gold's other holdings in the Tabar Islands precinct.

Based on these continued exploration successes, we are assessing the economics and timing of a potential oxide plant expansion from 2.2Mtpa to approximately 3.0Mtpa. It is anticipated that, if approved, this expansion would increase oxide production towards 100,000 ounces per year.

Allied Gold has also commissioned a pre feasibility study to assess the economics and viability of mining and processing sulphide ore on Simberi Island. The sulphide expansion project has the potential to increase annual gold production by between 70,000 and 100,000 ounces. Combined with existing production capacity of 80,000 ounces and the oxide expansion project, this would transform Allied Gold into a significant regional gold producer with annual gold production of approximately 200,000 ounces.

In addition to the oxide and sulphide expansion projects, external consultants have been engaged to undertake an independent assessment in relation to debottlenecking and optimisation of the existing process plant. Early indications are that the recommendations arising from this assessment will lead to significant operating efficiencies with a commensurate reduction in cash costs per ounce of gold produced.



EXECUTIVE CHAIRMAN'S REPORT (continued)

Whilst there has been much to acknowledge during the year, the employees of Allied Gold and the members of the local communities were saddened by the tragic loss of one of Allied's employees following injuries sustained during routine drilling activities. This tragic incident reminded all of us that our employees work in a potentially dangerous environment and has further strengthened our resolve to ensure that we provide a safe working environment for all of our employees and contractors.

The ongoing operational and exploration successes that have been achieved by the Simberi project to date would not have been possible without the ongoing support and commitment of our employees, the local communities of Simberi and the various levels of the Papua New Guinea government, all of whom have made significant contributions to the progress of the project.

I would also like to thank the shareholders of Allied Gold for their continued support of the project. During an unprecedented global financial crisis that saw a severe tightening of liquidity in the international financial markets, Allied Gold was able to raise in excess of $30 million through a private placement to sophisticated investors. These funds were applied in part towards the early repayment of Allied Gold's project financing facility some 21 months ahead of schedule. The liquidity provided by the capital raising and the repayment of the project finance debt has also provided Allied Gold with the flexibility to accelerate the delivery of gold into the hedge book. At 30 June 2009, total committed hedging of 54,583 ounces represents less than one year's production.

I would like to thank my fellow Board members for their continued significant contributions to the ongoing success and development Allied Gold. In particular I would like welcome Montague House and Frank Terranova to the Board following their appointments during the year.

The 2010 financial year shapes as a pivotal year in completing the transformation of Allied Gold Limited from an emerging gold producer into a significant regional gold producer. Ongoing exploration success and the oxide and sulphide expansion projects provide for significant organic growth in gold production. Sector consolidation and Allied Gold's record in delivering projects provide opportunities within the sector that may ultimately complement its strong organic growth profile. It is with some confidence and anticipation that I look forward to reporting back to you next year on the outcome of this transformation.

Yours faithfully.



Mark Caruso
Executive Chairman



SIGNIFICANT DEVELOPMENTS IN 2008 /2009

The past year has seen Allied achieve a number of significant milestones that mark its transition from an emerging producer to a significant regional gold producer. Major developments in the 2008/2009 year included:

- In June 2009 the 100,000th ounce of gold was produced at Allied's Simberi Island Gold Oxide Project since the commencement of production in February 2008.
- Allied announced a 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 million ounces of gold and 10 million ounces of silver, comprising oxide gold resources of 1.4 million ounces and sulphide gold resources of 3.3 million ounces.
- Allied announced an extension of 437,000 ounces to its Ore Reserve extending the remaining mine life to over ten years.
- A Sulphide pre-feasibility study was commenced with a view to underpinning an expansion of the production profile by up to 100,000 ounces per annum by December 2011.
- In accordance with its AUD$20 million farm-in to Allied's exploration licence over Big Tabar and Tatau Islands, Barrick Gold commenced exploration activities in August 2008.
- In August 2008, Allied successfully raised $10.5 million through a placement of shares with sophisticated investors, including its joint venture partner Barrick Gold Corporation.
- In February 2009, Allied Gold successfully raised $30.7 million through a placement of shares with sophisticated investors adding additional quality institutional investors to its share register.
- The Group's USD25 million project financing facility was retired 21 months ahead of schedule.
- The Group's hedge book was restructured to reduce its duration by approximately 12 months. Further pre-deliveries into the hedge book have reduced the residual hedge book to less than 55,000 ounces as at 30 June 2009.



ABOUT ALLIED GOLD

Allied Gold is an Australian-based gold company listed on the Australian Stock Exchange ("ASX") and on AIM, a market operated by the London Stock Exchange plc ("AIM").

Allied Gold's flagship operation is the Simberi Gold Mine situated on the northern most island of the Tabar Islands Group in the New Ireland Province of eastern Papua New Guinea. Allied Gold's other assets include 100% of the exploration licences on the nearby Tatau and Big Tabar islands, subject to a farm-out agreement with Barrick Gold Corporation, as well as gold and silver exploration interests in Mexico.

THE ALLIED GOLD APPROACH

During the successful development and commissioning of the Simberi gold mine, Allied Gold implemented an approach that enabled it to achieve success in a challenging environment. The central platforms of this approach were:

- Identify underdeveloped assets with embedded long term value.
- Adopt a self sustaining approach to critical activities such as logistics and supply chain management.
- Encourage innovative solutions.
- Focus on outcomes.

AN ATTRACTIVE INVESTMENT PROPOSITION

With a diverse portfolio of production, development and exploration assets, Allied Gold shares represent an attractive investment proposition.

Allied Gold attributes	Description
Gold producer	100% ownership of the Simberi gold mine, located on the northern most island of the Tabar Islands in PNG
	Commissioned in early 2009, current production of 80,000 oz gold per annum increasing to 100,000 oz gold per annum post planned expansion
	Average cash costs of US$490 per oz for the 12 months ended June 30, 2009
Long-life resource	Total resources of 4.7 Moz gold and 10.2 Moz silver at Simberi Island (May 2009)
	Opportunities for additional resource expansion
Growth potential	Simberi oxide expansion expected to add 20,000 oz of gold per annum, increasing production from Simberi to around 100,000 oz gold per annum during FY10
	Sulphide resources provide opportunity for a further 100,000 oz gold per annum from FY12
	Exploration interests, including Tatau and Big Tabar Islands in PNG (under farm-in arrangements with Barrick Gold) and exploration interests in Mapimi, Mexico
	Targeting production of approximately 300,000 oz gold per annum by FY12 through organic and acquisition growth
Capability	Proven project delivery capability in challenging environments
	Allied Management team has a strong track record in successful project development, operations management and exploration
Financial position	Strong financial position with a cash balance of A$20.5m as at 30 June 2009
	The company successfully repaid all outstanding secured bank debt during FY09
Supportive shareholder base	Significant international institutional shareholder base
	Successfully raised $41.2 million through private placements to sophisticated investors during the 2009 financial year



AN ATTRACTIVE INVESTMENT PROPOSITION (continued)

As shown in the chart below, the recent performance of Allied Gold shares compares favourably to a number of relevant market benchmarks, including the ASX Gold Index, S&P/TSX Global Gold Index and the spot gold price.



Allied Gold (1 -yr return) = +62.1%
All Ords Gold Index (1 -yr return) =+38.2%
S&P/T SX Gold Index (1 -yr return) = +34.89%
Spotgold (1 -yr return) = +24.7%
Allied Gold share price ($A)
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
Sep 08
Oct 08
Nov 08
Dec 08
Jan 09
Feb 09
Mar 09
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Allied Gold share price
S&P/TSX Gold Index
All Ordinaries Gold Index (rebased)
Spot gold price (US$/oz)



SIMBERI OXIDE GOLD PROJECT



LOCATION

The Simberi Gold Project is located on Simberi Island, which is the northernmost island in the Tabar Islands Group.

The Tabar Islands Group, consisting of Simberi, Tatau, Mapua and (Big) Tabar Islands lies in the north of the New Ireland Province in Papua New Guinea approximately 130 kilometers east of Kavieng, the provincial capital. The four islands cover approximately 270 square kilometers and are located 60 kilometers northwest of Lihir Island.

The Tabar Islands Group is located on the Pacific Ring of Fire, a proven and highly prospective gold jurisdiction that lays claim to some of the largest gold deposits in the world today (see Figure 1).

Figure 1: Tabar Islands – Ring of Fire


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Panguna
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES AND
GOLD OR GOLD – COPPER DEPOSITS

Figure 2: Tabar Islands


Tabar Islands
Bismarck Sea
New Ireland
PAPUA NEW GUINEA
New Britain
Solomon Sea
Port Moresby
Coral Sea
AUSTRALIA
LIHIR GOLD MINE
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
NEW BRITAIN
Solomon Sea



LOCATION (continued)

Figure 3: Simberi, Tatau, Big Tabar & Mapua Islands (ML136 and El 609 locations)


30,000 mE
40,000 mE
50,000 mE
60,000 mE
210,000 mN
200,000 mN
190,000 mN
180,000 mN
170,000 mN
SIMBERI
TATAU
MAPUA
BIG TABAR
N
5km
ML136
KEKENMINDA
SOROWAR
PATAN
Monun
PIGIBO
PIGIPUT
BOTLU
Plant Site
Pigiput Camp
PIGICOW
Pigiput Bay
SAMAT
Thompsons Dam
Coronus Pitt
BEKOU
Pigiput
Plantation
Pikung
Plantation
Aerodrome
2km
SIMBERI ISLAND
Pit Design Outlines
Settlement Hamlets
Inactive Commercial
Coconut Plantations
Ropecon Path
ML 136
EL 609

The project consists of mining lease 136 ("ML 136"), which covers the central and eastern portion of Simberi Island and exploration license 609 ("EL 609"), which covers all of the Tabar Islands Group outside of ML 136.

The Simberi Oxide Gold Project situated on ML136 is based on seven separate prospects on the eastern portion of the island. Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2 – 3 km of each other.



PROJECT HISTORY

Figure 4: Milestones

2003	2006	Feb 2008	Aug 2008	Jan 2009	Mar 2009	May 2009	June 2009	Mar 2010	2010 onwards
Allied acquires Nord, undertakes bankable feasibility	Allied Board approves Oxide Project	First gold poured	Barricks begins JV activity on EL609	Sulphide feasibility study announced	Project financing repaid	1.2Moz reservces, 4.7Moz resources (incl. reserve)	100,000th oxide oz of production	Sulphide PFS completed	Accelerate growth intiatives

Allied Gold first acquired an interest in the Simberi Project in October 2004. Although an attractive asset, the Simberi project was underdeveloped and underexplored at the time of its acquisition by Allied Gold. When acquired by Allied Gold, the Simberi Project hosted identified gold resources of 1.49 million ounces.

Allied Gold accelerated the exploration program for the project and as a result of successful drilling programs in 2004 and 2005 Golder Associates were engaged in mid-2005 to construct an updated resource block model and to carry out a resource estimate incorporating all of the new drilling data. Golder Associates used the resource block model for open-pit optimisation and reserve estimates, as well as preparation of the mining section for an October 2005 update to a feasibility study on the Simberi Project that had been prepared in 2003, to include higher reserves and to investigate a higher process plant throughput. The updated study, known as the "Optimised Feasibility Study", resulted in a project that was expected to mine and process 15.4 Mt of ore over a 9.4 year mine life and recover an estimated 585,000 ounces of gold.

The results of the study indicated that the development of a gold mine at the Simberi Project site was technically feasible and economically viable.

A study to investigate a larger process plant and mine plan that would be expected to process 2.2 Mt per annum was commissioned at the start of 2006. As part of this study, the ore delivery system was also re-evaluated. This focused on an aerial conveying system that would have the feed end located at the largest deposit at Sorowar, and the discharge end near the process plant in Pigiput Plantation. The study, known as the "Amendment to the OFS", showed that a larger process plant (2 Mt per annum nameplate capacity) and ore delivery by way of an aerial conveying system, known as Ropecon, was technically and economically feasible.

In July 2006, Allied Gold received updated reserves and in-pit resource estimates by Golder Associates which provided that the Simberi Project contained 17.7 Mt of ore grading 1.37 g/t Au and containing approximately 785,000 ounces of gold.

With the Optimised Feasibility Study and the Amendment to the OFS confirming that an economic and technically viable oxide mining project could be developed on Simberi Island, Allied Gold decided to proceed with mine development in 2006 and awarded contracts for the design and construction of a process plant capable of processing 2.2 Mt of ore per annum, associated ancillaries including power, water, tailings disposal and infrastructure including a wharf and a camp.

In December 2007, dry commissioning activities of the process plant commenced. In February 2008, the Simberi Project commenced production. In May 2008, Allied Gold successfully commissioned the state of the art aerial rope conveyor Ropecon.

Through the transformation of the Simberi project from a promising but underdeveloped exploration prospect into a sustainable, producing mine Allied Gold proved its capability for innovative project delivery in challenging environments.



PROJECT HISTORY (continued)

In June 2009 the Simberi project produced its 100,000th ounce of gold since the commencement of production in February 2008.

Further exploration success enabled Allied gold to announce a 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 million ounces of gold and 10 million ounces of silver, comprising oxide gold resources of 1.4 million ounces and sulphide gold resources of 3.3 million ounces in June 2009. In June 2009 Allied Gold also announced an extension of 437,000 ounces to its Ore Reserve extending the remaining mine life to over ten years.

Figure 5: Simberi Gold Resources Profile



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
ALD Acquisition
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

OVERVIEW OF PROCESS PLANT OPERATION

The Simberi Gold Oxide project process plant is a conventional CIL gold process plant capable of treating 2.2 Mt of ore per annum. It is located on the eastern coast of Simberi Island near Pigiput Bay.

Ore for the plant is sourced from deposits located at Samat and Sorowar. The Samat deposits are the highest in grade and are located closest to the process plant. Ore from Samat is delivered to the plant via haul truck. The Sorowar deposits are the largest deposit; ore from Sorowar is delivered to the process plant via the aerial conveyor system.

Ore fed into the process plant passes through a sizer to bring it down to less than 100mm in size before being passed through a scrubber. Oversize discharge from the scrubber (greater than 12mm) goes to the single ball mill for grinding. The discharge from the single ball mill passes with the minus 12mm discharge from the scrubber into the cyclones for classification. Material less than 300 microns passes to the leach circuit with coarser material returning to the ball mill for additional grinding.

Cyanide and lime are added to the leach tank and ore as a slurry passes from the leach tank to five carbon recovery tanks. The loaded carbon is stripped of gold in an elution circuit and smelted to form gold dore bars.

The plant uses what is known as a Deep Sea Tailings Placement tailing management method. Under this method spent ore or tailings is pumped to a mixing tank located on the shore of Pigiput Bay where it is mixed in a ratio of 1 part tailings to 8 parts seawater before being discharged via pipeline at a depth of 115 metres below sea level. When discharged from the pipeline, the tailings flow down a steep submarine slope and are deposited at a depth of more then 3 kilometers.

Associated site infrastructure includes a modern accommodation centre, a class Y, 1200 meter long gravel sheeted airstrip located approximately three kilometers south of the accommodation camp, a wharf located in Pigiput Bay, fresh and sea water supplies, power generation with an installed capacity of 6 MW using diesel powered generators, island and pit access roads and telecommunications facilities.



OPERATING PERFORMANCE

Key operating statistics for the mining and processing activities for the financial year ended 30 June 2009 are summarised in the table below.

		Financial Year 2009
Waste Mined	tonnes	199,746
Ore Mined	tonnes	1,708,765
Total Mined	tonnes	1,908,511
Ore Processed	tonnes	1,654,149
Grade	g/t gold	1.64
Recovery	%	83.2
Gold Produced	oz	72,609
Gold Sold	oz	69,886
Average Realised	A$/oz	1,086
Gold Price	US$/oz	783
Operating Cash	A$/oz	651
Cost $oz	US$/oz	490

GOLD SALES AND HEDGING PROGRAMME

In the financial year to 30 June 2009, Allied's gold production was 72,609 ounces. 69,886 ounces of gold were sold at an average realized price of AUD815 per ounce.

During construction, Allied drew down on a US$25 million finance facility set aside for the Simberi project. Total funds drawn down under the facility was US$19.3 million which was fully repaid in March 2009, 21 months ahead of the scheduled repayment date.

A condition precedent of this financing facility was that Allied enter into a hedging program for a specified number of ounces of gold. Throughout the 2009 financial year Allied Gold proactively managed the hedge book down through restructuring of the hedge book and accelerated delivery of gold into the hedge position.

On an annualises basis Allied Gold had less than one year's production as committed hedging as at 30 June 2009.

As at 30 June 2009 the hedge book position was:

Year ending 30 June	Fixed US$700 per ounce
FY 2010	34,429
FY 2011	20,154
Total	54,583



SUSTAINABLE DEVELOPMENT

Allied Gold is committed to sustainable development; we believe in creating sustainable values that our employees, contractors, business partners and shareholders can upkeep and believe in.

Part of our sustainable development policy is to ensure we are investing in the future whilst ensuring that we still deliver in the present. We strive to meet the needs of all of our stakeholders. Allied believes in making a positive contribution to society and to the community in which we are involved.

Allied has a strong commitment to the communities of the Tabar Islands to develop and operate a successful mining operation. We have developed strong relationships with the local communities and in particular those landowners within the mining area. It is Allied's aim to minimize the environmental impact of its operations; foster high standards of health and safety within the communities it interacts with; involve the local population to the maximum extent through employment and business development initiatives; and assist the local communities in securing a sustainable future funded by royalties from Allied's mining operations.

OUR PEOPLE

At Allied Gold we value our people and are serious about their skill development, career path and workplace safety. We focus on our employee talents and career aspirations, working with our team to help them achieve their full potential. We value staff feedback about our business as that enables us to continually achieve further improvements. We are security focused, and provide a safe, comfortable working environment.

During construction Allied Gold employed in excess of 600 people. We currently employ a staff of over 400, including local islanders, PNG nationals and expatriates. Our company culture is one of high performance, individual growth, strong leadership, clear direction, and cohesive teamwork. We are excited about the opportunities that future growth of Allied Gold will provide for our employees. We are very proud of the expertise within Allied Gold and will continue to attract and retain a skilled workforce as our business grows.

HEALTH AND SAFETY

Allied is committed to achieving a safe and healthy work environment for all of its employees, contractors, partners and visitors. To achieve this, Allied:

- Takes positive action to ensure that all work is done safely.
- Maintains safety related procedures.
- Pursues evaluation, training and promotional activities to ensure that all personnel have a clear understanding of safety issues and their safety responsibilities.
- Ensures all statutory obligations are complied with or exceeded.



ENVIRONMENT

Throughout all phases of the project, care of the physical and cultural environment has been a core priority for Allied. Detailed and ongoing monitoring of the marine environment has been undertaken in particular. Allied's Environmental Management Plan and associated permits require regular monitoring and reporting on the impact on the environment of Allied's activities. Allied has, and continues to, comply with all of its environmental obligations.

Allied Gold invests much time and planning into sustainable development and infrastructure. We work to achieve continuous improvement in environmental performance. We are in partnership with the local landowners and are committed to environmental protection, sustainability and rehabilitation. Our processes are environmentally sound, and benefit by input from both the local community and external consultants who are experts in this area. We employ consistent and systematic testing procedures, such as stringent monitoring of the waterways, and we adhere to strict guidelines. We consistently work to minimize or prevent any harmful impact of our operations on the environment.

WORKING WITH COMMUNITIES

Allied Gold have a real community focus and we work closely with the leaders of the community on Simberi Island. As the largest employer on Simberi Island, Allied Gold is committed to the development of the local people. We provide medical facilities and other support for our workers but most importantly we have created a number of business opportunities that are directly and indirectly associated with the running of our mine. Through the royalties generated by the mine, the people of the Tabar Islands have an opportunity to engage in sustainable projects that will provide a better standard of living and brighter future for following generations.

Part of our long-term approach towards community relations is to:

- Ensure mutual benefits for all involved;
- Improve the quality of life for the communities.
- Work in partnership with the local level government to find solutions in sustainable projects both during the life of mining operations and after mine closure.
- Develop social infrastructure, such as health and education facilities.
- Provide business development support, by equipping local enterprises with business skills and knowledge that will enable them to endure long after the mine has closed.
- Development of the agricultural sector.

Allied continues to operate a health clinic to service the medical requirements of the local communities.

Allied looks forward to working even more closely with the Simberi community as we continue to develop the project. Similarly, Allied looks forward to continuing its strong relationship with the Government of Papua New Guinea, which has been a strong supporter of the Simberi project.



PROJECT DEVELOPMENT

Competent Person's Statement

The information in this Project Review that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This Project Review is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this Annual Report in the form and context in which it appears. The information in this Project Review that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this Annual Report in the form and context in which it appears. The information in this Project Review that relates to Mineral Resource Estimates for Sorowar, Pigiput Bekouw and Pigiput has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Annual Report in the form and context in which it appears.



SULPHIDES

Total Simberi gold resources as of May 2009 is 4.7Mozs of which approximately 3.3Mozs occurs as fresh sulphide mineralisation. Of this about 65% or 1.9Mozs occurs at the Pigiput deposit.

Simberi Total Gold Resources May 2009 – Above 0.5g/t Au Cut-off Grade

Simberi Gold Resources by Material Type	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/tAu	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	13.83	1.24	553	13.63	1.06	465	7.62	1.07	262	35.07	1.14	1,280
Transitional	0.60	1.18	23	1.71	1.15	63	2.05	0.89	59	4.36	1.03	145
Sulphide	1.30	0.93	39	16.92	1.36	742	69.54	1.12	2,504	87.76	1.16	3,285
Total Resource	15.73	1.22	615	32.26	1.22	1,270	79.21	1.11	2,825	127.19	1.15	4,710

Simberi Sulphide Mineral Resources

Deposit/Prospect	Measured, Indicated and Inferred Resources		
	Mt	g/t Au	Koz
Sorowar	38.10	0.88	1,083
Pigicow	2.00	1.26	81
Bekou	0.94	1.39	42
Samat S	0.06	5.60	11
Samat N	0.06	5.40	10
Samat E			
Pigiput	43.70	1.35	1,902
Pigibo	1.40	1.51	68
Botlu	1.50	1.80	87
Total	87.76	1.16	3,284

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies



SULPHIDES (continued)

Figure 6: Simberi Sulphides


Simberi Sulphides
Sorowar 1083koz
(38.1Mt @ 0.88 g/t Au)
500m
metres
210500N
209500N
Pigibo 68Koz
(1.40Mt @ 1.51g/t AU)
Pigiput 1902koz
(43.7Mt @ 1.35g/t Au)
208500N
Botlu 87koz
(1.50Mt @ 1.80g/t Au)
Pigicow 81koz
(2.00Mt @ 1.26g/t Au)
Samat North 10koz
(0.06Mt @ 5.40g/t Au)
207500N
Bekou 42koz
(0.94Mt @ 1.39 g/t Au)
Samat South 11koz
(0.06Mt @ 5.60g/t Au)
43500E
44500E
45500E
206500N
Sorowar Figures depleted to end of August 2008
Total Resources include Pre-mined Reserves



SULPHIDES (continued)

Figure 7: Simberi Island


N
2
kilometres
Napekem
Napekur
Poponowuam
EL609
ML136
Maragon
Plantation
Maragon
Sevaso
Plantation
Monun
Pigiput
Plantation
Pikung
Plantation
Aerodrome
Bekou
Simberi
SIMBERI ISLAND

Preliminary economic evaluation of the Pigiput resources has indicated that at a gold price in excess of US$600 per ounce, open pit mining of the sulphide resources may be viable. Exploration drilling at Pigiput carried out in 2008 identified additional surface and near surface oxide mineralisatiion and a recent pit optimisation at Pigiput has resulted in ore reserves of 384Kozs. Of these approximately half are sulphide ores, and the other half are oxide and transitional ores which will be processed through the existing process plant. These additional oxide reserves have added another two years to the mine life.

Pigiput Ore Reserves May 2009 by Material Type

Reserve Class	Oxide			Transitional			Sulphide			Total		
	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	2,733	1.05	92	-	-	-	-	-	-	2,733	1.05	92
Probable	2,704	0.94	82	260	1.26	11	1,854	3.33	199	4,818	1.89	292
Total	**5,437**	**1.99**	**174**	**260**	**1.32**	**11**	**1,854**	**3.33**	**199**	**7,551**	**1.58**	**384**

Note (1) Pigiput sulphide ore is refractory and cannot be processed through the existing oxide CIL treatment plant. Average recovery for sulphide ore via floation process is 85%.



SULPHIDES (continued)

In late 2008 Allied committed to carry out a Sulphide Development Study with an aim to produce a prefeasibility study (due March 2010 quarter). Given a positive study outcome this will lead onto a bankable study followed by design and construction of a facility to process the sulphide ores. The current scale adopted for the sulphide development is 1Mtpa plant throughput to recover 90,000 to 100,000 ozs of gold per annum.

The two main pre-requisites for a successful study outcome are, (i) the definition of sufficient ore reserves and (ii) the identification of a suitable process route.

On the first point, drilling at Pigiput in 2008/09 totalled 9,089.2m from 58 drill holes consisting of 41 reverse circulation drill holes for a total of 4,903m, and 17 diamond cored drill holes for a total of 4,186.2m. This includes five metallurgical diamond cored holes (total 97 2.8m) to provide fresh sulphide samples for metallurgical testwork.

In early 2009 it was determined that about 17,400m of drilling will be required at Pigiput of which approximately 9,000m would be infill drilling to increase sample density to support an upgrade of the resource classification from Inferred to Indicated and Measured. Infill drilling completed so far in 2008/09 continues to confirm grade and width and includes selected intersections like; 31.5m at 5.63g/t gold from 93m (hole SDH029), 6.3m at 4.57g/t gold from 126.7m (hole SDH030), 6m at 8.14g/t from 145m, 8m at 20.4g/t from 168m, and 8m at 6.0g/t gold from 182m (hole SDH032), and 60m at 3.79g/t gold from 118m, including 17.9m at 7.41g/t Au from 119m and 18m at 4.21g/t Au from 139m (SDH033).

Figure 8: Pigiput Deposit


C
D
SDH032
Pigiput Pit Design
125m
metres
OXIDE
SULPHIDE
SDH033
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIPUT DEEPS
SCHEMATIC SECTION
44480mE
Resource Category
Measured
Indicated
Inferred



SULPHIDES (continued)

Figure 9: Pigiput Drillholes July 2008 – June 2009



44,000 mE
44,250 mE
44,500 mE
44,750 mE
45,000 mE
209,250 mN
209,000 mN
208,750 mN
SDH017
SDH011
SDH018
SDH021
SDH033
SDH029
SDH032
PIGIPUT DEEPS
SULPHIDE TARGET
PIGIPUT EAST
250
metres
Pigiput Pit
Drillhole Collars
> 0.5 g/t Sulphide Mineralisation
Defined Pit Outline
Ropecon Path
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIPUT
July 2008 - June 2009 Drillholes

The remaining drill metres planned will investigate extension of mineralisation down dip and along strike. Some down dip drilling was completed in 2008/09 and has identified wide mineralised section including down hole intercepts of; 95.7m at 1.79g/t gold from 83.3m (hole SDH011), 113.5m at 0.99g/t gold from 86.5m (hole SDH018), 105.0m at 1.06g/t gold from 201.0m (hole SDH019) and 91.7m at 0.97g/t gold from 209.0m (hole SDH021).



SULPHIDES (continued)

Figure 10: Pigiput Deeps Schematic Section



A
B
Pigiput Pit
N
125m
Oxide
Transitional
Sulphide
SDH030
SDH011
1.0 g/t Block Model Envelope
section defining sulphide mineralisation on plan
SDH024 - MET HOLE
Assays Pending
0.5 g/t Block Model Envelope
PIGIPUT DEEPS
SCHEMATIC SECTION
44340mE
With Block Model
Mineralised Envelopes
SDH021
SDH017
Au assay > 0.5g /t (red)
Au assay > 1.0g /t (magenta)

On the second point, in December 2008, engineering and metallurgical consultancy companies were approached to assist the company with a Sulphide Development Prefeasibility Study. GR Engineering Services were engaged to provide process and engineering design, and metallurgical consultants, Battery Limits were retained as owners representative for the study. The study progress started with a Scoping Study that was used to the identify a range of processing options that may be applicable to treat Simberi sulphide ores and to bench mark these options against other existing operations.

The scoping study identified a range of processes to treat refractory ores including production of a gold pyrite concentrate for sale or toll treatment (smelter), pressure oxidation (such as used at Lihir), heap leaching, bio-oxidation, and roasting. Capital and operating costs were estimated and financial performance that included a technical risk assessment of the options were compared. Producing and selling a concentrate and roasting were found to be most applicable to Simberi pending further metallurgical testwork.

Phase 1 metallurgical testwork has been completed and this focused on comminution and floatation and resulted in a concentrate containing about 30g/t (~1oz/t) gold from sulphide material with a 3.5g/t head grade. The concentrate mass pull was approximately 12% (120kg of concentrate per tonne of material treated). Ultra fine grinding down to 5 microns did not result in an appreciable recovery when subjected to a cyanide leach which tends to indicate the gold is likely in solution within the pyrite lattice.

Two master sample composites have been generated from the 5 metallurgical holes to be used in phase 2 of the testwork program which will look at flotation variability and optimisation of the two main lithological units represented by the mineralised zone. This includes the hanging wall tuffs that display clay-pyrite and silica carbonate-pyrite alteration, and the footwall porphyry host rocks dominated by chloritic alteration and showing increasing quartz-carbonate alteration. Testwork will also be performed on oxidation of sulphides by pressure oxidation and by roasting.

With the completion of the metallurgical test work and finalisation of the infill drilling a reserve estimate, and a preferred process route will have been defined and a prefeasibility study will be delivered in March 2010 quarter.



OXIDES

Near pit drilling at Sorowar and Pigiput in 2008 resulted in an increase in oxide[1] Measured , Indicated and Inferred Resources of 274,000 ounces (9.8Mt at 0.87g/t Au) and this translated into additional oxide[1] Proved and Probable Mineral Reserves of 253,000 ounces (8.8Mt at 0.90g/t Au).

Sorowar & Pigiput Additional Reserves May 2009

Deposit	Kt	g/t Au	Cont Koz
Sorowar			
Proved	901	0.49	14
Probable	2,681	0.88	76
Total	3,582	0.78	90
Pigiput			
Proved	2,367	1.01	77
Probable	2,799	0.96	86
Total	5,166	0.98	163
Sorowar + Pigiput			
Proved	3,268	0.86	91
Probable	5,480	0.92	162
Total Additional Reserves	**8,748**	**0.90**	**253**

Oxide[1] includes transitional ore type (Pigiput and Sorowar) and sulphide ore type (Sorowar).

Drilling at the Pigibo deposit located about 300 metres west of the Pigiput deposit has confirmed significant gold mineralisatiion in oxide and these will further add to the oxide reserves. Refer to the exploration section for more details.

At the designed process rate (maximum 2.2Mtpa) this equates to an additional 4 years of mine life to recover approximately 54,000 ounces per year (using 85% process recovery). Future mining of the main deposit at Sorowar will see a fall in the mine head grade (years 2013 to 2017) below the life of mine average of 1.28g/t Au and this will also impact on gold production. Given the low grade of Simberi oxides that are now coming into reserves due to the current high gold prices, the company has embarked on optimisation of the process plant to achieve maximum throughput and also an expansion of the plant to 3Mtpa to accommodate the increase in Reserves and maintain gold production above 85,000 ounces per year but with capacity to produce in excess of 100,000 ounces per year as higher grade presents.

A plant debottlenecking investigation via a downtime analysis has been completed and has highlighted areas that have impacted on plant throughput and recovery. Debottlenecking projects have been implemented and include but are not limited to;

- Redesign and modification of the Sorowar and Pigiput ore reclaimers
- Installation of conveyor covers to minimise excess moisture in ore
- Installation of a scats crusher
- Increase capacity of the cyclone circuit
- Increase leach feed pump capacity
- Increase intertank carbon screen capacity
- Installation of a leach tank de-gritting system (spiral)
- Replace existing leach and CIL tank agitator gearboxes
- Installation of a separate acid wash column
- Install a lime slaker
- Review plant maintenance programs and implement an appropriate system
- Implementation formalised plant operator training

The estimated cost for plant debottlenecking programs is A$3.8 million.



OXIDES (continued)

The 3Mtpa plant expansion study has identified required upgrades in the areas of; ore handling & reclaim, grinding & classification, leaching & absorption, elution & gold recovery, and tailings thickening & disposal. The main equipment additions includes;

- 2.5MW Semi Autogenous Grinding (SAG) mill 6.7m in diameter with an Effective Grinding Length (EGL) of 3.2m, operating in closed circuit with the scats crusher and new classification cyclones
- Two new 2,500m2 mechanically agitated leach tanks with oxygen added to be supplied by a Pressure Swing Absorption Plant (PSA), 5 tpd capacity
- A 26m diameter high rate tailings thickener and flocculant plant located adjacent to the Deep Sea Tailing Disposal (DSTP) tank at Pigiput Bay
- Upgrade of the ore handling and conveyor system to a capacity of 600 wet tph
- Increase in power generating capacity to 6MW installed. Concurrently a power generation study has been completed that is addressing use of Heavy Fuel Oil (HFO) over the current power station operation that is diesel fueled

The estimated capital cost for the plant expansion to 3Mtpa is approximately A$28 million and the expanded facility could be completed and commissioned by last quarter 2010.

Figure 11: Simberi Plant expansion





RESOURCES & RESERVES

A gold resource update was carried out in May 2009 by Golder Associates using new sample data from Sorowar and Pigiput and resulted in an increase of Measured, Indicated and Inferred Resources y 45% to 4.7 million ounces.

Simberi Mineral Resources (above 0.5g/T Au cut-off)

	Measured			Indicated			Inferred			Total		
Deposit/Prospect	Mt	g/t Au	koz	Mt	g/t Au	koz	Mt	g/t Au	koz	Mt	g/t Au	koz
Sorowar												
oxide	8.00	1.30	334	9.10	1.08	316	3.70	1.05	125	20.80	1.16	775
transitional	0.30	1.29	12	1.10	1.21	43	0.40	1.01	13	1.80	1.18	68
sulphide	0.90	0.90	26	6.00	0.93	179	28.90	0.88	818	35.80	0.89	1,023
transitional pods	0.30	1.06	10	0.20	1.01	6	0.10	0.79	3	0.60	0.98	19
transitional pods type 2			0	0.10	0.79	3				0.10	0.93	3
sulphide pods	0.40	1.01	13	0.90	0.84	24	1.00	0.72	23	2.30	0.81	60
Total	9.90	1.24	396	17.40	1.02	572	34.10	0.90	981	61.40	0.99	1,949
Pigicow												
oxide				0.15	1.65	8	0.29	1.30	12	0.44	1.41	20
transitional							0.11	1.29	4	0.11	1.13	4
sulphide							2.00	1.26	81	2.00	1.26	81
Total				0.15	1.65	8	2.39	1.26	97	2.54	1.29	105
Bekou												
oxide				0.04	1.74	2	0.06	1.14	2	0.10	1.24	4
transitional				0.01	1.17	0	0.05	1.16	2	0.06	1.04	2
sulphide				0.02	1.93	1	0.92	1.39	41	0.94	1.39	42
Total				0.07	1.75	4	1.02	1.36	45	1.09	1.40	49
Pigiput												
oxide	4.10	0.97	128	3.30	0.92	98	0.90	0.94	27	8.30	0.95	253
transitional				0.30	1.13	11	1.40	0.83	37	1.70	0.88	48
sulphide				10.00	1.67	537	33.70	1.26	1365	43.70	1.35	1,902
Total	4.10	0.97	128	13.60	1.48	645	36.00	1.24	1430	53.70	1.28	2,203



RESOURCES & RESERVES (continued)

Simberi Mineral Resources (above 0.5g/T Au cut-off) (continued)

	Measured			Indicated			Inferred			Total		
Deposit/Prospect	Mt	g/t Au	koz	Mt	g/t Au	koz	Mt	g/t Au	koz	Mt	g/t Au	koz
Pigibo + Botlu												
Pigibo												
oxide							2.10	1.10	74	2.10	1.10	74
sulphide							1.40	1.50	68	1.40	1.51	68
Botlu												
oxide	1.22	1.14	45	0.45	1.23	18	0.31	1.20	11	1.98	1.16	74
sulphide							1.50	1.80	87	1.50	1.80	87
Total	1.22	1.15	45	0.45	1.24	18	5.31	1.41	240	6.98	1.35	303
Samat South												
oxide	0.18	4.20	24	0.02	2.96	2	0.02	2.20	2	0.22	3.96	28
sulphide							0.06	5.60	11	0.06	5.60	11
Samat North												
oxide	0.33	2.05	22	0.07	0.09	0	0.17	1.10	6	0.57	1.53	28
sulphide							0.06	5.40	10	0.06	5.40	10
Samat East												
oxide				0.50	1.31	21	0.07	1.50	3	0.57	1.31	24
Total	0.51	2.81	46	0.59	1.21	23	0.38	2.64	32	1.48	2.13	101
Simberi Total	15.73	1.22	615	32.26	1.22	1,270	79.20	1.11	2825	127.19	1.15	4,710

Note: Total pre-mine Mineral Resources including Mineral Reserves.Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

Mineral Reserve updates were also carried out on the Sorowar (August 2008 surface) and Pigiput deposits and these new reserves estimates exceeded 1,000,000 ounces. New Proved and Probable Ore Reserves at Pigiput totaled 384,000 ounces of which 199,000 ounces are sulphides and are not suitable for treatment through the existing carbon in leach (CIL) process plant. Proved and Probable Ore Reserves at Sorowar totaled 635,000 ounces that included minor transitional and sulphide ore types that achieve CIL process recoveries of greater than 50%.



RESOURCES & RESERVES (continued)

Pigiput Ore Reserves May 2009 by Material Type

Reserve Class	Oxide			Transitional			Sulphide			Total		
	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	2,733	1.05	92							2,733	1.05	92
Probable	2,704	0.94	82	260	1.26	11	1,854	3.33	199	4,818	1.89	292
Total	**5,437**	**1.00**	**174**	**260**	**1.32**	**11**	**1,854**	**3.33**	**199**	**7,551**	**1.58**	**384**

Note (1) Pigiput sulphide ore is refractory and can not be processed through the existing oxide CIL treatment plant. Average recovery for sulphide ore via floation process is 85%.

Sorowar Ore Reserves May 2009 by Material Type

Reserve Class	Oxide			Transitional			Sulphide			Total		
	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz	Kt	g/t Au	Koz
Proved	8,153	1.24	324	577	1.10	20	381	1.10	13	9,111	1.22	357
Probable	5,877	1.17	221	522	1.29	22	738	1.49	35	7,137	1.21	278
Total	**14,030**	**1.21**	**545**	**1,099**	**1.19**	**42**	**1,119**	**3.33**	**48**	**16,248**	**1.22**	**635**

Total Simberi Mineral Ore Reserves as at 31st July 2009 totals approximately 843,000 ounces (excludes the Pigiput Probable sulphide reserves) from 22.03 Mt of ore at an average gold grade of 1.19g/t. Inferred Mineral Resources within designed pits totals 73 koz from 1.94 Mt at a gold grade of 1.17g/t.

Simberi Mineral Reserves and Resources within designed pits

Deposit	Tonnage (Mt)	Au (g/t)
Sorowar		
Proven	8.57	1.22
Probable	7.07	1.21
Total Mineral Reserves	**15.64**	**1.22**
Inferred Resource	0.59	0.91
Pigiput		
Proven	2.76	1.07
Probable	2.77	1.00
Total Mineral Reserves	**5.53**	**1.03**
Inferred Resource	0.12	1.12

Deposit	Tonnage (Mt)	Au (g/t)
Botlu South		
Proven	0.74	1.35
Probable	0.12	1.61
Total Mineral Reserves	**0.86**	**1.39**
Inferred Resource	0.02	1.40
Pigibo		
Proven	-	-
Probable	-	-
Total Mineral Reserves	-	-
Inferred Resource	1.22	1.29



RESOURCES & RESERVES (continued)

Simberi Mineral Reserves and Resources within designed pits (continued)

Deposit	Tonnage	Au
	(Mt)	(g/t)
Samat North		
Proven	0.01	2.02
Probable	0.01	1.91
Total Mineral Reserves	0.02	1.97
Inferred Resource	0.003	1.23
Samat East		
Proven		
Probable	0.13	1.76
Total Mineral Reserves	0.13	1.76
Inferred Resource	0.004	1.86
Samat South		
Proven	0.02	3.47
Probable	0.02	4.05
Total Mineral Reserves	0.03	3.78
Inferred Resource	0.0005	3.18
Total All Pits		
Proven	12.06	1.20
Probable	9.96	1.19
Total Mineral Reserves	22.03	1.19
Inferred Resource	1.94	1.17

Figure 12: Total Reserves and In-Pit Resources 916koz



Total Reserves & In-Pit Resources 916koz
Sorowar 631koz
(16.23Mt @ 1.21 g/t Au)
500m
metres
210500N
209500N
208500N
207500N
206500N
Pigibo 51koz
(1.22Mt @ 1.29 g/t Au)
Pigiput 187koz
(5.65Mt @1.03 g/t Au)
Botlu South 39koz
(0.88Mt @ 1.39 g/t Au)
Samat North 1koz
(0.02Mt @ 1.87 g/t Au)
Samat East 7koz
(0.13Mt @ 1.76 g/t Au)
Samat South 4koz
(0.03Mt @ 3.77 g/t Au)
43500E
44500E
45500E
Note: Figures are depleted to end July 2009 with -
(i) 199kozs Probable Sulphide Reserve (1.85Mt @ 3.33 g/t Au) not included
(ii) other deposits include minor amounts of transitional and sulphide material
(iii) in-pit resources of 73kozs included


SUPER

EXPLORATION



OVERVIEW

During the past year exploration on Simberi Island was confined to the Mining Lease (ML136) and involved diamond core and reverse circulation infill and extensional drilling at Pigibo and Pigiput deposits with the objective to provide sufficient sample density to allow resource upgrade from current Inferred, to Measured and Indicated Resources.

Reverse circulation and limited diamond core in pit or near pit infill and delineation drilling was also carried out at the Sorowar and Samat deposits that aided the mine grade control with better delineation of mineralisation, and identified additional ore zones at Samat.

The exploration drill activities on Simberi were focused on two main targets. The first was to identify additional oxide resources as extensions to the known deposits and define new zones of mineralisation to compliment mining operations. The second was further definition and delineation of sulphide resources at the Pigiput deposit as part of Sulphide Development Study.

Exploration within the Exploration Licence (EL609) concentrated on the Tabar Islands with the work being carried out by Barrick Gold and involved surface mapping and sampling at the Tupinda and Banesa Prospects with limited follow up diamond core drilling. On Tatau island reconnaissance surface mapping and sampling was carried out, and an airborne electromagnetic (EM) survey covering all the islands in the group was completed.

Allied has had a very successful exploration year particularly on Simberi with the flexibility associated with the company owned drill rigs and resultant discovery of new zones of gold mineralisation and some significant gold drill intersections. The drill campaigns at Sorowar and Pigiput added significantly to the current gold resource inventory.

The results of the exploration programs undertaken have been exceptional with a 45% increase in gold resources with current mineral resources for Simberi including Inferred, Indicated, and Measured Resources for all materials types (oxide, transitional, and sulphide (fresh)) being 129.19Mt grading 1.15g/t gold for approximately 4.7M ounces. In addition silver resources have been estimated for the Pigiput and Sorowar areas and have resulted in Inferred, Indicated, and Measured Resources for all materials types being 113.5Mt grading 2.8g/t silver for approximately 10.1M ounces.

A mineral reserve estimation was carried out at 31st July 2009 on the new resource estimate and this resulted in total Proved and Probable Mineral Reserves of 1.12M contained gold ounces which includes 199koz of Probable Pigiput sulphides. Refer to the Project Development section for more details.

Simberi Total Gold Resources May 2009 – Above 0.5g/t Au Cut-off Grade

Simberi Gold Resources by Material Type	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	13.83	1.24	553	13.63	1.06	465	7.62	1.07	262	35.07	1.14	1,280
Transitional	0.60	1.18	23	1.71	1.15	63	2.05	0.89	59	4.36	1.03	145
Sulphide	1.30	0.93	39	16.92	1.36	742	69.54	1.12	2,504	87.76	1.16	3,285
Total Resource	15.73	1.22	615	32.26	1.22	1,270	79.21	1.11	2,825	127.19	1.15	4,710

Simberi Total Silver Resources May 2009 – Above 0.5g/t Au Cut-off Grade

Simberi Silver Resources by Material Type	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	8.0	0.85	219	9.1	2.28	667	11.9	0.70	268	29.0	1.24	1,154
Transitional	0.6	1.20	23	1.4	2.59	116	2.2	1.01	72	4.2	1.56	211
Sulphide	1.3	1.75	73	6.9	3.02	670	72.1	3.46	8,024	80.3	3.40	8,767
Total Resource	9.9	0.99	315	17.4	2.60	1,453	86.2	3.02	8,364	113.5	2.78	10,132



OVERVIEW (continued)

Simberi Mineral Reserves July 31, 2009

	Oxide			Transition			Sulphide[1]			Total Ore		
	Tonnes	Au	Cont Au	Tonnes	Au	Cont Au	Tonnes	Au	Cont Au	Tonnes	Au	Cont Au
Classification	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Proven	11.11	1.21	432	0.58	1.10	21	0.38	1.10	13	12.06	1.20	465
Probable	8.55	1.15	316	0.67	1.43	31	2.59	2.81	234	11.81	1.53	579
Total Mineral Reserves	19.66	1.18	748	1.25	1.28	51	2.97	2.59	247	23.87	1.36	1,044

Sulphide[1] includes Probable 1.86Mt at 3.33g/t for 199koz contained gold Pigiput sulphide refractory ore that can not be treated through the existing CIL process plant

Near pit drilling at Samat North aided in the identification of mineralisation for mining purposes. Drilling at Pigiput East has defined a plus 50m thick gold mineralised oxide zone that contains some significant gold mineralisation. Deep drilling has been carried out and is ongoing at Pigiput (North) targeting sulphide mineralisation. Together this drilling has resulted in a considerable increase of the Pigiput resources and reserves with further drilling of the sulphides assisting in the Sulphide Development Study currently being undertaken.

On Simberi the new exploration sample preparation and assay facility became operational in the second half of 2008.

Pre-eminent gold mining company, Barrick formed an exploration joint venture with Allied in June 2008 to undertake exploration over Tatau and Big Tabar Islands Under this JV Barrick can individually fund up to AUD$20M in order to gain a 70% interest in the exploration licence (EL609) covering Tatau and Big Tabar Islands. After reconnaissance mapping at Tupinda and Banesa on Big Tabar, Barrick identified drilling targets. Four diamond holes were drilled at Tupinda and six deep diamond holes were drilled at Banesa testing Cu-Au mineralisation.



SIMBERI ML136

Exploration in the Mining Lease was confined to mine area drilling. There was no reconnaissance field work undertaken and mapping and sampling was confined to mining areas or known deposits.

Exploration drill sample methods consisted of reverse circulation (RC) and diamond core drilling (DD). The company owned drills consisting of two diamond drills, two RC drills and a smaller multipurpose drill have carried out the exploration drilling in the year and have provided flexibility and cost effective operations.

Drilling was carried out in the Samat North area, Sorowar area including Monun Creek and SE Sorowar, NW Sorowar, Sorowar West as well as infill drilling within the Sorowar pit to improve the classification of in-pit inferred Resources to Indicated and Measured categories.

Drilling was also carried out at Pigiput including the Pigiput East area testing for oxide resources and infill resource drilling at Pigiput targeting sulphide mineralisation and extensional down dip drilling to the North of Pigiput, testing deeper sulphide zones. Refer to the Project Development section for further details.

Drilling was undertaken at Pigibo to decrease the drill spacing to provide sufficient sample density to upgrade this Resource from Inferred to Indicated and Measured.

A total of 136 reverse circulation (RC) holes for 14,141 metres, and 25 diamond cored holes (DD) for 5,696.59 metres were drilled in the year.

Exploration Drilling Simberi Island 2008/09

	Diamond Drill (DD)		Reverse Circulation (RC)	
Prospect/Deposit	Holes	Metres	Holes	Metres
Pigibo	3	572.00	40	4,598
Pigiput	17	4,186.17	41	4,903
Samat			12	618
Sorowar	5	938.42	43	4,022
Total	25	5,696.59	136	14,141

Figure 13: 161 exploration drill holes for 19,837.59 metres completed 2008/09



212,500 mN
210,000 mN
207,500 mN
205,000 mN
42,500 mE
45,000 mE
47,500 mE
ML136
EL609
Pikung Plantation
AIRSTRIP
Pigiput Plantation
ALLIED GOLD LTD
SIMBERI ISLAND - ML 136
2008/2009 HOLES DRILLED



SOROWAR

Drilling at Sorowar of 48 holes for 4,960.42m of RC and DD holes focused on extensional drilling at SE Sorowar, NW Sorowar and Sorowar West as well as infill drilling within the known pit. Following a resource and reserve upgrade a new pit design has extended the pit to the SE and NW of Sorowar.

The SE Sorowar area contributed the largest proportion of the additional resources. The recent drilling confirms that outside the Sorowar pit, oxide mineralisation is thinner compared to sulphide hosted gold mineralisation which wider and is closer to surface.

Drilling to the north west of the Sorowar pit has intersected gold mineralisation in oxides and sulphides with areas of significant silver mineralisation. The areas to the NW and to the SE are still open and will require another phase of drilling.

To the west of the Sorowar pit a new area of gold mineralisation was located as part of a waste depository sterilisation drill program. This area contains scarce and minor thin surface and near surface gold mineralised oxides and underlying gold mineralisation in sulphides.

Results from the Sorowar infill drilling program include:

- 24m at 1.61g/t gold from 7m (RC1700)
- 19m at 7.59g/t gold from 2m, including 5m at 20.6g/t gold from 10m (RC1702)
- 23m at 2.26g/t gold from 46m, and 8m at 4.78g/t gold from 92m (RC1707)
- 7m at 4.55g/t gold from 42m (RC1717)
- 19m at 1.83g/t gold from 0m, and 27m at 5.77g/t gold from 53m (RC1719)
- 19m at 2.40g/t gold from 6m (RC1727)

Results from diamond holes in the SE of Sorowar include:

- 9m at 3.50g/t gold from 93m, and 12m at 1.23g/t gold from 164.8m, and 82m at 1.23g/t gold from 183m (SDH012)
- 4m at 14.8g/t gold from 76m, and 31m at 1.16g/t gold from 135m (SDH013)

It should be noted that the drilling did not extend over some areas due to access restrictions associated with steep topography. This has resulted in mineralisation being still open and as the Sorowar pit is developed, access to these steep areas will become available and further oxide and sulphide definition drilling will be carried out.

Figure 14: Drillhole locations Sorowar Area



Matanabol Ck
43,500mE
44,000mE
44,500mE
N
250
metres
210,500 mN
210,000 mN
209,500 m
NW SOROWAR
Sorowar Pit
SOROWAR WEST
SE SOROWAR
Monun Ck
RC1717
RC1727
RC1707
RC1719
RC1702
RC1700
RC1657
SDH013
SDH012
Defined Pit Outline
Haul/Pit Access Road
Ropecon Path
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SOROWAR
July 2008 - June 2009 Drillholes



PIGIPUT

Pigiput drilling has concentrated on both oxide resources at Pigiput East and testing of sulphide mineralisation to the north and west of Pigiput. A total of 58 holes (including 5 metallurgical holes) for 9,089.17m of RC and DD holes were drilled during the year

Notable intercepts from oxides at Pigiput East include –

- 34m at 1.43g/t gold from 18m (RC648)
- 20m at 1.69 g/t gold from 0m, 16m at 2.51 g/t gold from 27m and 4m at 18.3 g/t gold from 60m (RC1653)
- 11m at 1.39 g/t gold from 22m (RC1741)
- 33m at 1.96 g/t gold from 0m (SDH009)

The Pigiput sulphide mineralised zone lies below and to the north of the Pigiput oxide deposit The sulphide mineralisation is controlled by an approximate W-E striking fault that dips moderately to the north t and drilling was designed to test for extension down dip to the north and also along strike. This began in late 2008 with hole SDH008. Additional diamond holes were drilled in the first half of 2009 to test the down dip extension of the sulphide mineralisation as well as 5 diamond cored holes to provide fresh sulphide samples for metallurgical testwork.

Notable intercepts include those detailed in the projects section as well as the following –

- 95.7m at 1.79g/t gold from 83.3m (SDH011)
- 113.5m at 0.99g/t gold from 86.5m (SDH018)
- 105.0m at 1.06g/t gold from 201.0m (SDH019)
- 91.7m at 0.97 g/t gold from 209.0m (SDH021)

These down dip deeper holes have exposed a difference in the mineralogy with elevated silver and increasing base metal content, and alteration style with broad zones of variably intense carbonate and quartz-carbonate replacement and fracture fill alteration, different from the lower silver tenor and dominant pyrite alteration in the higher level up dip portions of the mineralisation.

An example of the elevated silver can be seen in drill hole SDH017 shown below.

- 20m at 95g/t silver from 276m and 7.1m at 136 g/t silver from 317.9m

Reconnaissance drilling west of the known mineralisation at Pigiput (the area between the known Pigiput and Pigibo Pit was drilled to test for oxide mineralisation. The mineralisation was broken up in this area with best results being;

- 39m at 0.90g/t gold from 56m and 7m at 1.52 g/t gold from 88m (RC1745)
- 18m at 1.12g/t gold from 63m and 11m at 1.76 g/t gold from 93m (RC1748)

Figure 15: Drillhole locations at Pigiput East and Pigiput North



44,000 mE
44,250 mE
44,500 mE
44,750 mE
45,000 mE
N
-209,250 mN
-209,000 mN
-208,750 mN
SDH017
SDH019
SDH011
SDH018
SDH021
SDH033
PIGIPUT DEEPS SULPHIDE TARGET
250
metres
PIGIPUT EAST
SDH030
SDH032
RC1653
SDH009
RC1741
SDH029
RC648
RC1748
RC1745
Pigiput Pit
Drillhole Collars
> 0.5 g/t Sulphide Mineralisation
Defined Pit Outline
Ropecon Path
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIPUT
July 2008 - June 2009 Drillholes


THIS PROTECTIVE EQUIPMENT

PIGIBO

At Pigibo, an intensive RC and DD program was drilled to better delineate mineralisation which currently has an Inferred resource of 2.1Mt @ 1.1g/t Au for 74Koz Au.

Reverse circulation (RC) drilling during the year consisted of 40 holes for 4,598 metres and 3 diamond holes (DD) for 572 metres. The mineralised zones are interpreted to strike east-west and dip moderately to the north. Drilling has been undertaken over approximately 600m strike length on 50m section spacing. The drilling has confirmed contiguous mineralisation with deep zones of oxidation underlain by gold mineralised sulphides

Notable gold intersections consist of;

- 36m at 2.28g/t gold from 41m, including 6m at 4.21g/t gold from 68m (RC 1770)
- 36m at 1.41g/t gold from 48m (RC1774)
- 52m at 2.00 g/t gold from 49m including 15m at 2.68g/t gold from 60m and 19m at 2.29 g/t gold from 78m (RC1777)
- 47m at 2.84g/t gold from 63m (RC1790)
- 27m at 4.64g/t gold from 93m (RC1792)
- 28m at 8.54g/t gold from 30m including 2m @ 60.1g/t from 43m (RC1794)
- 55m at 3.30 g/t gold from 78m including 31m at 4.55 g/t gold from 100m (SDH031)

Figure 16: Pigibo drillhole locations


43,400 mE
43,600 mE
100
metres
208,800 mN
RC1790
RC1770
RC1774
RC1792
SDH031
RC1794
RC1777
Pigibo Pit
Drillhole Collars
Defined Pit Outline
Haul/Pit Access Road
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIBO
July 2008 - June 2009 Drillholes



PIGIBO (continued)

Figure 17: Pigibo Section 43700mE showing intercepts and mineralised outlines



A
B
N
50m
metres
OXIDE
SULPHIDE
RC851
RC047
RC781
RC1792
27m @ 3.24 g/t Au
0,5 g/t Envelope
1,0 g/t Envelope
SDH031
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIBO
Schematic Section 43700mE
Au assay > 0.5g/t

Gold mineralisation is associated with arsenian pyrite and slightly elevated copper values (average 169ppm) and otherwise low base metals levels, similar to the upper parts of the Pigiput Deposit. Host lithologies are predominantly tuffs with minor porphyritic intermediate intrusive. Amongst samples (RC1781 to RC1798) with gold assays greater than or equal to 1g/t, approximately 50% occur in oxide, 20% in transition and 30% in sulphide. Bottle roll tests will be undertaken on the RC drill chips to determine the cyanide leachability of the gold in the transition and sulphide materials.



SAMAT

Figure 18: Samat drillhole locations



SAMAT NORTH
RC1730
RC1733
Samat North Pit
RC1737
RC1739
RC1731
N
100
metres
207,800 mN
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SAMAT
July 2008 - June 2009 Drillholes
207,600 mN
SAMAT EAST
Samat East Pit
Defined Pit Outline
Haul/Pit Access Road
SAMAT SOUTH
207,400 mN
Samat South Pit
44,400 mE
44,600 mE
44,800 mE

Exploration at Samat focused on drilling the peripheries of the Samat North deposit in late 2008. Total drilling completed comprised; 12 RC holes for 618 metres The mineralisation outside of the Samat pits is generally patchy and drilling confirmed that trend.

Best intercepts include:

- 11m at 1.07g/t gold from 17m (RC1730)
- 6m at 2.83g/t gold from 3m and 7m at 2.03 g/t gold from 38m and 40m at 1.39 g/t gold from 53m (RC1731)
- 6m at 1.92g/t gold from 47m (RC1733)
- 27m at 1.20g/t gold from 1m (RC1737)
- 5m at 15.1g/t gold from 33m (RC1739)



TATAU & BIG TABAR EL609

Under the terms of a Letter of Intent, Barrick Gold is currently exploring within the area of Allied Gold's EL609 on the Big Tabar and Tatau Islands. Barrick's activities during the 2009 comprised;

- completion of four core holes totalling 1,927m at the Tupinda Au-Cu-Mo prospect, Big Tabar;
- completion of six core holes totalling 2,625m at the Banesa Au-Cu prospect, Big Tabar Island and
- reconnaissance mapping and rock-chip & soil sampling over Tatau Island.

Figure 19: Tabar Islands showing deposits and prospects


30,000 mE
50,000mE
60,000mE
210,000 mN
200,000 mN
190,000 mN
180,000 mN
170,000 mN
SIMBERI
N
5km
PROSPECT LOCATIONS
SITE/CAMP LOCATIONS
TATAU
MAPUA
BIG TABAR
ALLIED GOLD LTD
SIMBERI, TATAU, BIGTABAR & MAPUA ISLANDS
ML136 & EL609 LOCATIONS



BANESA PROSPECT

A six hole core drilling program at Banesa was completed in early May 2009. Holes BND2, 4, 5, 6 and 7 intersected zones of Au-Cu alkaline porphyry style mineralisation. Significant intersections using a 0.5g/t Au equivalent cutoff and maximum 2 metres of internal dilution are tabulated below..

Best intercepts included;

- 22m @ 1.58g/t gold and 0.32% copper from 54m (BND2)
- 69m @ 0.83g/t gold and 1.13% copper from 50m (BND5)
- 77m @ 0.46g/t gold and 0.95% copper from 62m (BND6)
- 18m @ 1.38/t gold and 0.36% copper from 398m (BND7)

The drilling has partially defined a zone potassic alteration that hosts the better mineralisatiion and further drilling will be required to test extends of this alteration zone.

Figure 20: lan view geology and drill hole location map of Banesa Prospect on Big Tabar Island


BND2
(completed)
BND7
(compleced)
BND4
(completed)
BND6
(completed)
BND5
(completed)
BND3
(completed)
200m
Biotite Diorite
Equigranular Diorite
Hornblende Diorite
Agglomerate
Polymict Breccia
Pyroxene Porphyry
Undifferentiated Diorite

TUPINDA

Assay results were received for the four diamond core holes drilled at the Tupinda Au-Cu-Mo Prospect in the March quarter 2009. Weak Au-Cu mineralization was intercepted in holes TPD-1, TPD-3 and TPD-4,including;

- 7m at 0.14 g/t gold and 0.42% copper from 229m (TPD001)
- 3.5m at 1.17 g/t gold and 0.19% copper from 356m (TPD003)
- 1.9m at 0.25 g/t gold and 0.38& copper from 297.1m (TPD004).

Barrick plan no further work at Tupinda at this time.

Figure 21: Tupinda project drill hole location and alteration


SURFACE
ALTERATION
chlorite
silica
epidote
magnetite
fracturing
Basaltic volcanics
Tupinda
Intrusion
Complex
Zone of more intense
fracturing & ep-mt
alteration
500m
Tupinda
Prospect
Tatau Island
Big Tabar Island
Banesa
Prospect


CATERPILLAR

TATAU ISLAND

Barrick undertook first pass mapping of Tatau Island (70% complete) identifying a broad area of medium grained equigranular monzodiorite, underlying most of the Cu-Mo anomalous area defined by soil and surface rock chip sampling. Zones of propylitic and phyllic alteration are mapped out within the monzodiorite, that is also intruded by N and NE-striking feldspar porphyry and mafic dykes.

A previously identified strong Cu-Au surface rock chip sampling anomaly was traced to an outcrop of a 10m wide feldspar porphyry dyke in the upper Talik drainage. The dyke shows strong silica-sericite alteration with quartz-chalcopyrite-magnetite veinlets. Other feldspar porphyry dykes in the Talik area show variable intensities of chlorite-carbonate alteration with rare chalcopyrite-galena-pyrite fracture fill. Within the area mapped, neither convincing alteration zonation, quartz stockwork veining nor porphyry style mineralisation was encountered, however the field work will continue to further investigate the copper anomalous that crosses the centre of the island.

OTHER PROJECTS

Mapimi Mexico

Allied Gold Limited through its subsidiary company Nord Pacific de Mexico S.A de C.V. holds an exploitation licence covering 3,938ha in the Mapimi mining district of the Sierra Madre Occidental in the northeast part of the state of Durango, Mexico.

Allied Gold's project area surrounds the historic Mapimi mining district (or Ojuela district) which historically produced high-grade silver, lead and zinc ore for Penoles at its smelter located at the nearby town of Mapimi during the period from about 1890 to 1920. Between 1920 and 1931 Mapimi ore was transported to smelters located at Torreon or Monterrey.

Estimate overall production from the Mapimi mining centre (including Spanish production after discovery in 1598), principally from oxides of;

6 million tonnes:

- in chimneys or pipes - averaging 10% Pb, 15% Zn, 500g/t Ag, 3g/t Au
- in mantos - averaging 8.5% Pb, 11% Zn, 200g/t Ag

The Company considers that the Mapimi property holds outstanding potential for the discovery of oxide/sulphide bearing polymetallic carbonate-hosted replacement deposits with excellent existing road access, favourable topography, a nearby rail line and supportive local community for mining activities.

Regional magnetic surveys has indicated that all of the old mine locations are sited on or adjacent magnetic highs and these magnetic highs are also positioned under transported cover in Allied concession to the north, and the majority of the prospective trend has never been drilled or subjected to modern exploration other than limited CSAMT orientation geophysical surveys. The Company considers that future work programmes should focus on appropriate geophysical surveys and drilling.

Figure 22: Mapimi the "America" shaft located within Allied concession and the historic Ojuela mine in the hills in the background.





LOOKING FORWARD

The Board and management of Allied recognise that there is still considerable work to be done to complete the transition of Allied Gold into a significant gold producer. The Board and management have identified a number of key priorities for the 2009/10 year including:

- With the recent and ongoing exploration success on Simberi Island, Allied Gold is assessing the economics and timing of a potential oxide plant expansion from 2.2Mtpa to around 3.0Mtpa by the end of calendar 2010.
- It is planned to complete feasibility and engineering work for the proposed sulphide operation by the end of first quarter 2010. This is aimed at exploiting the significant sulphide resource base at Simberi and is expected to increase production capacity by more than 100,000 ounces per annum.
- The exploration program outside the current mining areas around Simberi continues to generate extremely encouraging results, and has heightened confidence in the potential for further discovery and significant future additions to Allied's resource base.
- Allied Gold continues to assess a number of optimisation initiatives in the areas of workforce, plant optimisation, reductions in reagent usage and initiatives to reduce fuel costs.
- Within the emerging gold sector Allied Gold is one of the few companies that possesses significant exploration potential as well as a proven track record in delivering projects in challenging operating environments. Allied Gold continues to assess emerging opportunities within the sector that may ultimately complement its existing strong organic growth profile.

ALLIED GOLD OUTLOOK

Focus	Key attributes
Gold Production	Simberi Oxides production of ~80,000 ounces per annum
	Current oxide minelife of 10 years+
	Target cash costs of >US$375 per ounce (short term <US$450 per ounce)
Development Portfolio	Simberi oxide expansion from 2.0mtpa plant to 3.0mtpa. Study complete in September 2009. Production to increase to around 100,000 ounces per annum post expansion
	Simberi Sulphide PFS progressing. 70,000 – 100,000 ounces of production per annum expected from Sulphide deposits
Exploration Portfolio	Simberi oxide and sulphide mineralisation not yet fully defined
	Tatau and Big Tabar Island under-explored
	Barrick JV on Tatau and Big Tabar Island
	Total of approximately 275km^2 of tenure
Industry Consolidation	Assessing opportunities to acquire projects with embedded long term value
	Well placed to participate in global industry consolidation
Targeted Production	Target production by 2012 of approximately 300,000 ounces per annum through organic and acquisition growth



FINANCIAL REPORT 2009

DIRECTORS' REPORT 30 JUNE 2009

The Directors present their report, together with the financial report of Allied Gold Limited ("the Company") and its controlled entities ("Allied Gold") for the year ended 30 June 2009 ("the financial period").

DIRECTORS

The Directors of the Company in office at any time during or since the end of the financial period are named below. Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Mr Mark V Caruso

Mr Gregory H Steemson

Mr Anthony Lowrie

Mr Frank Terranova (appointed 10 December 2008)

Mr Monty House (appointed 4 March 2009)

Mr Richard Johnson (resigned 3 October 2008)

INFORMATION ON DIRECTORS

Mr Mark V Caruso
Executive Chairman

Experience and expertise

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000). Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2008) and ORT Limited (August 2003 until August 2005).

Other current directorships

Non-executive director of Mineral Commodities Limited.

Former directorships in last 3 years

Non-executive director of CI Resources Limited from 2003 to 2008.
Non-executive director of ORT Limited from 2003 to 2005.

Special responsibilities

Executive Chairman of the Board.

Direct and indirect interests in shares and options

7,585,193 ordinary shares in Allied Gold Limited.
13,400,000 options over ordinary shares in Allied Gold Limited.

Mr Gregory H Steemson
Non-Executive Director

Experience and expertise

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects.

Other current directorships

Executive director of Mineral Commodities Limited.

Former directorships in last 3 years

Executive director of Sandfire Resources NL from 2003 to 2008.

Special responsibilities

Member of the Remuneration and Nomination Committee and the Audit, Compliance and Risk Committee.

Direct and indirect interests in shares and options

1,100,000 ordinary shares in Allied Gold Limited.

2,000,000 options over ordinary shares in Allied Gold Limited.

Mr Anthony Lowrie
Non-Executive Director

Experience and expertise

Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973.

Other current directorships

Non-executive director of Kenmare Resources PLC.
Non-executive director of Edinburgh Dragon Fund.

Former directorships in last 3 years

ABN AMRO Bank Limited
Non-executive director of JD Wetherspoon PLC.
Non-executive director of Quadrise Fuels International.
Non-executive director of The Thai Euro Fund.

Special responsibilities

Member of Remuneration and Nomination Committee.

Direct and indirect interests in shares and options

1,635,460 ordinary shares in Allied Gold Limited.
2,000,000 options over ordinary shares in Allied Gold Limited.

Mr Monty House

Non-executive Director (appointed 4 March 2009)

Experience and expertise

Mr House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia. Mr House was elected as Deputy Leader of the National Party in 1988.

Other current directorships

Chairman of Landgate Western Australia.
Director of Latent Petroleum.

Former directorships in last 3 years

Nil

Special responsibilities

Chairman of Audit, Compliance and Risk Committee.

Direct and indirect interests in shares and options

10,000 ordinary shares in Allied Gold Limited.

Mr Frank Terranova

Executive Director and Chief Financial Officer (appointed as a director 10 December 2008)

Experience and expertise

Mr Terranova is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many senior finance positions for various ASX listed corporations.

Other current directorships

Nil.

Former directorships in last 3 years

Nil.

Special responsibilities

Chief Financial Officer.

Direct and indirect interests in shares and options

1,000 ordinary shares in Allied Gold Limited.
6,250,000 options over ordinary shares in Allied Gold Limited.

COMPANY SECRETARY

Mr Peter Torre was the Company Secretary of Allied Gold Limited from the beginning of the reporting period until the date of this report.

Mr Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Direct and indirect interests in shares and options

20,000 ordinary shares in Allied Gold Limited.

2,000,000 options over ordinary shares in Allied Gold Limited.

DIRECTORS' REPORT 30 JUNE 2009

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review was:

Board of Directors

	Meetings held*	Meetings attended
Mark Caruso	8	8
Greg Steemson	8	5
Anthony Lowrie	8	8
Richard Johnson	3	3
Frank Terranova	3	3
Monty House	2	2

* Reflects the number of meetings held during the time the Director held office during the financial period.

The Remuneration and Nomination Committee did not meet during the financial period.

The members of the Audit, Compliance and Risk Committee were appointed in June 2009. The Audit,Compliance and Risk Committee did not meet during the financial period.

PRINCIPAL ACTIVITIES

The principal activities of Allied Gold during the course of the financial period were the mining and processing of gold and exploration for gold. These activities mainly involved Allied Gold's wholly owned Simberi Gold Oxide Project, located in offshore Papua New Guinea.

RESULTS

The consolidated operating loss after tax was $8,226,666 (2008: loss $9,538,963).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in the 2009 financial year (2008: nil).

REVIEW OF OPERATIONS

The principal focus of the company over the year was the mining and processing of gold, and exploration for gold in Papua New Guinea.

Key operating statistics for the mining and processing activities for the financial year are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	199,746
Ore mined	tonnes	1,708,765
Ore processed	tonnes	1,654,149
Grade	grams of gold / tonne	1.64
Recovery	%	83.2
Gold produced	ounces	72,609
Gold sold	ounces	69,886

Significant events during the financial year included:

- In June 2009 the Group produced its 100,000th ounce of gold at its Simberi Island Gold Oxide Project since commencing production in February 2008.
- The Group announced a 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 million ounces of gold and 10 million ounces of silver, comprising oxide gold resources of 1.4 million ounces and sulphide gold resources of 3.3 million ounces.

DIRECTORS' REPORT 30 JUNE 2009

REVIEW OF OPERATIONS (continued)

- The Group announced an extension of 437,000 ounces to its Ore Reserve extending the remaining mine life to over ten years.
- A Sulphide pre-feasibility study was commenced with a view to underpinning an expansion of the production profile by up to 100,000 ounces per annum by December 2011.
- In accordance with its AUD$20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Islands, Barrick Gold commenced exploration activities in August 2008.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Capital Raisings

The Company completed the following capital raisings during the financial period:

- In August 2008, Allied Gold successfully raised $10.5 million through a placement of shares with sophisticated investors, including its joint venture partner Barrick Gold Corporation.
- In February 2009, Allied Gold successfully raised $30.7 million through a placement of shares with sophisticated investors adding additional quality institutional investors to its share register.

Borrowings and hedge program

As noted in the Review of Operations, the following significant developments occurred in relation to the Group's borrowing and hedge program in the year ended 30 June 2009:

- The Group's USD25 million project financing facility was retired 21 months ahead of schedule.
- The Group's hedge book was restructured to reduce its duration by approximately 12 months. Further pre-deliveries into the hedge book have reduced the residual hedge book to less than 55,000 ounces as at 30 June 2009.

SUBSEQUENT EVENTS

No matter or circumstance has arisen since 30 June 2009 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

With the commissioning and ramp-up phases of the initial Oxide operation effectively completed, and ongoing exploration success, Allied continues to assess the viability of an expansion of its existing Simberi oxide plant. Significant potential productivity benefits are possible with a rescaling of the plant and this is currently being scoped.

The Group is rapidly advancing pre-feasibility studies to exploit Simberi's extensive sulphide gold resources. The Sulphide Expansion Project is anticipated to increase Simberi's total annual production to approximately 200,000 ounces by December 2011.

Accelerated investment in exploration through the mobilisation of an additional drill rig and associated support equipment, bringing the total rigs on site to five, is expected to result in further substantial adjustments to the Resource and Reserve position during the December 2009 quarter.

Allied Gold continues to assess emerging opportunities within the sector that may ultimately complement its existing strong organic growth profile.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

DIRECTORS' REPORT 30 JUNE 2009

SHARES UNDER OPTIONS

Unissued ordinary shares of Allied Gold Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Exercise price of options	Number of shares under option
21 November 2007	30 October 2009	$0.50	180,000
28 April 2008	31 December 2010	$0.45	3,400,000
28 April 2008	31 December 2010	$0.80	1,000,000
28 April 2008	31 December 2010	$1.00	1,000,000
28 April 2008	31 December 2010	$1.25	1,000,000
28 April 2008	31 December 2010	$1.50	1,000,000
28 April 2008	31 December 2010	$2.00	1,000,000
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 October 2011	$0.35	15,075,000
5 December 2008	31 December 2011	$0.35	14,000,000
29 December 2008	31 October 2011	$0.35	7,250,000
			46,604,427

Options do not entitle the holder to receive dividends paid to ordinary shareholders, to vote at shareholder meetings or to participate in any other future share issues of the company or any other entity.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

No shares of Allied Gold Limited were issued during the year ended 30 June 2009 on the exercise of options granted in the current and prior financial years. No shares have been issued on the exercise of options subsequent to 30 June 2009.

REMUNERATION REPORT – audited

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration.

B. Details of remuneration

C. Service Agreements

D. Share-based compensation

E. Additional Information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

A. Principles used to determine the nature and amount of remuneration

The objective of the Group's remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Group's operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

DIRECTORS' REPORT 30 JUNE 2009

REMUNERATION REPORT – audited (continued)

A. Principles used to determine the nature and amount of remuneration (continued)

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders' interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders' interests through:

- incentive payments having as a core component growth in shareholder wealth through growth in share price;
- incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and
- attracting and retaining high calibre executives.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The Executive Chairman is not present for any discussions relating to determination of his own remuneration.

Non-executive directors

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors' fees and payments are reviewed annually by the Board. During the year certain non-executive directors received share options in accordance with a resolution approved by shareholders at the company's Annual General Meeting held on 28 November 2008.

Directors' fees

The current base remuneration for directors was last reviewed with effect from 1 October 2008. There are no additional yearly fees payable to any director who is a member of any board committee.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit. The current fee pool limit of $500,000 was approved by shareholders at the Annual General Meeting on 28 November 2008.

Executive pay

Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market.

The executive remuneration framework has three components:

- base pay and benefits, including superannuation;
- short term cash based incentives available to nominated executives; and
- long term incentives through participation in the Employee Option Plan.

Base pay

Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive's discretion.

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive's role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns.

B. Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that reported directly to the Chief Executive Officer between 1 January 2008 and 3 October 2008 or to the Executive Chairman at any other time during the period 1 July 2007 to 30 June 2009 as follows:

- Mr Frank Terranova, *Chief Financial Officer (appointed 1 May 2008)*
- Mr Ross Hastings, *Manager Resource and Development*
- Mr Peter Torre, *Company Secretary*
- Mr Peter Du Plessis, *Resident Manager Simberi Operations (appointed 19 August 2008)*
- Mr Albert Longo, *Chief Financial Officer (until 30 April 2008)*

DIRECTORS' REPORT 30 JUNE 2009

- Mr Bob Burban, *Exploration Manager (resigned 18 March 2008)*
- Mr Fergus Hart, *Resident Manager Simberi Operations (resigned 29 September 2008)*
- Mr Grant Brock, *Chief Operating Officer (resigned 4 January 2008)*
- Mr Tony Bubb, *Mining Manager (resigned 30 June 2009)*

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2009

Name	Short-term employee benefits - Cash salary and fees[@] $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors				
M House	25,000	-	-	25,000
A Lowrie	74,250	-	228,451	302,701
G Steemson	74,250	-	228,451	302,701
Sub-total non-executive directors	173,500	-	456,902	630,402
Executive directors				
M Caruso ^ *	360,600	-	1,198,555	1,559,155
R Johnson ^ *	137,254	10,603	-	147,857
F Terranova # ^ *	261,468	23,046	527,616	812,130
Other key management personnel				
T Bubb	160,506	25,259	108,020	293,785
F Hart	170,011	9,276	-	179,287
P DuPlessis ^	175,291	15,776	146,700	337,767
R Hastings ^ *	200,000	18,000	312,146	530,146
P Torre *	76,000	-	167,622	243,622
Sub-total executive directors and key management personnel	1,541,130	101,960	2,460,659	4,103,749
Total directors and key management personnel	1,714,630	101,960	2,917,561	4,734,151

F Terranova was appointed a director on 10 December 2008. Before this appointment he was the Group's Chief Financial Officer. Amounts shown above include all Mr Terranova's remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his position as director amounted to $149,676 made up of cash salary and fees of $137,763, and superannuation of $11,913.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

* Denotes of the 5 highest paid executives of the Company, as required to be disclosed under the *Corporations Act 2001*.

@ Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

DIRECTORS' REPORT 30 JUNE 2009

REMUNERATION REPORT – audited (continued)

B. Details of Remuneration (continued)

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2008

Name	Short-term employee benefits - Cash salary and fees[a] $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors				
A Lowrie	72,000	-	921,080	993,080
J Moore	36,000	3,240	-	39,240
G Steemson	72,000	-	-	72,000
Sub-total non-executive directors	180,000	3,240	921,080	1,104,320
Executive directors				
G Brock ^ *	147,981	155,151	-	303,132
M Caruso ^ *	392,400	-	1,521,551	1,913,951
R Johnson ^ *	170,810	15,373	847,864	1,034,047
Other key management personnel				
B Burban	162,949	13,152	-	176,101
F Hart *	252,012	22,680	-	274,692
R Hastings ^ *	200,866	18,078	-	218,944
A Longo ^	150,000	13,500	-	163,500
F Terranova	43,578	3,922	35,578	83,078
Sub-total executive directors and key management personnel	1,520,596	241,856	2,404,993	4,167,445
Total directors and key management personnel	1,700,596	245,096	3,326,073	5,271,765

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

* Denotes of the 5 highest paid executives of the Company, as required to be disclosed under the *Corporations Act 2001*.

[a] Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

DIRECTORS' REPORT 30 JUNE 2009

REMUNERATION REPORT – audited (continued)

B. Details of Remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk – LTI	
Name	2009	2008	2009	2008
Non-executive directors				
M House	100%	-	-	-
A Lowrie	24%	7%	76%	93%
G Steemson	24%	100%	76%	-
Executive directors				
M Caruso	23%	21%	77%	79%
R Johnson	100%	18%	-	82%
F Terranova	35%	57%	65%	43%
Other key management personnel				
T Bubb	63%	-	37%	-
F Hart	100%	100%	-	-
P DuPlessis	57%	-	43%	-
R Hastings	41%	100%	59%	-
P Torre	31%	100%	69%	-
A Longo	-	100%	-	-
B Burban	-	100%	-	-

The At Risk – LTI component of remuneration represents the grant of options (refer Part D of this Remuneration Report)

REMUNERATION REPORT – audited (continued)

C. Service Agreements

There were formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman

- No fixed term.
- Base remuneration of $350,000 per annum inclusive of superannuation effective from 6 October 2008.
- Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.
- Four weeks notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve month's base remuneration plus any amount payable in lieu of notice.
- Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.
- Granted 4,750,000 Tranche A options, 2,250,000 Tranche B options and 3,000,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

G Steemson, Non Executive Director

- No fixed term.
- Total fixed remuneration of $75,000 per annum for services as a non executive director.
- Annual retainer of $45,000 for geological consulting services.
- Four weeks notice of termination.
- Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

A Lowrie, Non Executive Director

- No fixed term.
- Total fixed remuneration of $75,000 per annum for services as a non executive director.
- Four weeks notice of termination.
- Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

M House, Non Executive Director

- No fixed term.
- Total fixed remuneration of $75,000 per annum for services as a non executive director.
- Four weeks notice of termination.

P Torre, Company Secretary

- Three year term commencing 6 October 2008.
- Total fixed remuneration of $84,000 per annum.
- Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month's base remuneration or balance of contract term.
- Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.
- Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

DIRECTORS' REPORT 30 JUNE 2009

F Terranova, Chief Financial Officer

- No fixed term.
- Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2009. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.
- Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.
- Total fixed remuneration of $285,000, inclusive of superannuation.

R Hastings, General Manager Resource and Development

- Total fixed remuneration of $218,000 inclusive of superannuation.
- Entitled to four week's pay on termination by the company or by the executive.

P DuPlessis, Resident Manager Simberi Operation

- Base salary, exclusive of superannuation, was $220,000 per annum.
- Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators ("KPI's"). The KPI's are as follows:
  - (a) Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer
  - (b) The total gold shipped per quarter is a minimum of 21,000 ounces.
- In the event the company terminates the employment, payment of three month's salary will be paid.

R Johnson, Chief Executive officer and Managing Director (appointed 1 January 2008, resigned 3 October 2008)

- Fixed term of 3 years commencing 1 January 2008.
- Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.
- Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.
- Entitled to a performance bonus based upon the satisfaction of certain key performance indicators ("KPI's"). No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.
- Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out. In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

B Burban, General Manager Exploration (resigned 18 March 2008)

- Base salary, exclusive of superannuation, was $160,000 per annum.

G Brock, Chief Operating Officer and Director (resigned 4 January 2008)

- Base salary exclusive of superannuation was $285,000 per annum.

A Longo, Chief Financial Officer (until 30 April 2008)

- Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company (resigned 29 September 2008)

- Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.
- Entitled to four week's pay on termination

T Bubb, Mining Manager (resigned 30 June 2009)

- Base salary, exclusive of superannuation, was $195,800 per annum.

DIRECTORS' REPORT 30 JUNE 2009

REMUNERATION REPORT – audited (continued)

D. Share Based Compensation

Options

Options were granted under the Allied Gold Employee Option Plan which was re-approved by shareholders at the 2008 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant Date	Expiry Date	Exercise Price	Value per option at grant date	Date Vested and Exercisable	% Vested
21 November 2007	31 October 2008	$0.50	$0.41	From date of grant.	100%
21 December 2007	31 December 2009	$0.40 & $0.44	$0.46	From date of grant.	100%
28 April 2008	31 December 2009	$0.45	$0.38	From date of grant.	100%
28 April 2008	31 December 2010	$0.80 to $2.00	$0.08 to $0.27	From date of grant.	100%
11 June 2008	31 December 2010	$0.80 to $2.00	$0.01 to $0.06	From date of grant.	100%
1 December 2008	31 October 2011	$0.35	$0.09	Refer table p 54	49%
29 December 2008	31 October 2011	$0.35	$0.20	Refer table p 54	36%
5 December 2008	30 November 2011	$0.35	$0.09	Refer table p 55	35%

The options carry no dividend or voting rights. Each option is convertible into one ordinary share in Allied Gold Limited when exercised.

REMUNERATION REPORT – audited (continued)

D. Share Based Compensation (continued)

Details of options over ordinary shares in Allied Gold Limited provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below. Further information on the options is set out in note 27 to the financial statements.

Name	Number of options granted during the year		Number of options vested during the year	
	2009	2008	2009	2008
Non-executive directors				
M House	-	-	-	-
A Lowrie	2,000,000	2,000,000	1,000,000	2,000,000
G Steemson	2,000,000	-	1,000,000	-
Executive directors				
M Caruso	10,000,000	4,000,000	4,750,000	4,000,000
R Johnson	-	5,000,000	-	5,000,000
F Terranova	6,250,000	2,000,000	3,500,000	2,000,000
Other key management personnel				
T Bubb	750,000	-	250,000	-
F Hart	-	-	-	-
P DuPlessis	1,000,000	-	350,000	-
R Hastings	3,750,000	-	1,750,000	-
P Torre	2,000,000	-	1,000,000	-
A Longo	-	-	-	-
B Burban	-	-	-	-

REMUNERATION REPORT – audited (continued)

D. Share Based Compensation (continued)

The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in Section B of this Remuneration Report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The model inputs for the options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

Director options issued 5 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

REMUNERATION REPORT – audited (continued)

D. Share Based Compensation (continued)

Employee options issued 29 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	29/12/2008	29/12/2008	29/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

E. Additional information

The table below presents information that summarises the financial performance of the Group over the most recent four year period:

	2009	2008	2007	2006
Revenue	$77.47 m	$23.39m	$1.85m	$0.82m
Net loss after tax	($8.23)m	($9.54)m	($1.88)m	($1.73)m
Share price at year end	$0.41	$0.59	$0.44	$0.37
Number of shares on issue at year end	472.6m	377.0m	337.6m	272.0m

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of historical Group's financial performance in relation to executive remuneration.

It is intended that as the Group's operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration and Nomination Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

No ordinary shares were issued pursuant to the exercise of options by any director in the year ended 30 June 2009.

For each cash bonus and grant of options disclosed in this remuneration report, the percentage of the available bonus or grant that was paid, or that vested, in the financial year and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. Where options are subject to vesting conditions, no options will vest if the conditions are not satisfied, hence the minimum value of the option yet to vest is nil. The fair value of all options yet to vest was expensed at the grant date; the fair value at the grant date of all options issued has been included in the calculation of remuneration in the tables on pages 47 and 48 of this report.

DIRECTORS' REPORT 30 JUNE 2009

REMUNERATION REPORT – audited (continued)

E. Additional information (continued)

Name	Cash bonus		Options		
	Paid %	Forfeited %	Year granted	Vested %	Forfeited %
M House	-	-	2009	-	-
	-	-	2008	-	-
A Lowrie	-	-	2009	50%	-
	-	-	2008	100%	-
G Steemson	-	-	2009	50%	-
	-	-	2008	-	-
M Caruso	-	100%	2009	48%	-
	-	-	2008	100%	-
R Johnson	-	100%	2009	-	-
	-	100%	2008	100%	-
F Terranova	-	100%	2009	56%	-
	-	100%	2008	-	-
T Bubb	-	-	2009	33%	-
	-	-	2008	-	-
F Hart	-	-	2009	-	-
	-	-	2008	-	-
P DuPlessis	-	100%	2009	35%	-
	-	-	2008	-	-
R Hastings	-	-	2009	47%	-
	-	-	2008	-	-
P Torre	-	-	2009	50%	-
	-	-	2008	-	-
A Longo	-	-	2009	-	-
	-	-	2008	-	-
B Burban	-	-	2009	-	-
	-	-	2008	-	-

End of audited remuneration report.

DIRECTORS' REPORT 30 JUNE 2009

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Group are:

The Simberi Mining Joint Venture owns ML136 covering the eastern portion of Simberi Island, the northern most island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Group has complied with all material environmental requirements up to the date of this report.

The Group is in the process of assessing its reporting obligations under the *Energy Efficiency Opportunities Act 2006* and the *National Greenhouse and Energy Reporting Act 2007*.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

OTHER INFORMATION

The registered office and principal place of business of the Company is Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008.

NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non - audit services are reviewed and approved by the Board of Directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

AUDITOR'S INDEPENDENCE DECLARATION

The following fees for non – audit services were paid/payable to the external auditors during the year ended 30 June

	2009	2008
Taxation	$Nil	$1,556
(BDO Kendalls Corporate Tax		
(WA) Pty Ltd)		

The auditor's Independence Declaration as required under section 307C of the *Corporations Act 2001* on page 116 forms part of the Directors' Report for the year ended 30 June 2009.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Executive Chairman

Dated at Perth this 1st day of September 2009

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

		Consolidated		Parent Entity	
		2009	2008	2009	2008
	Note	$	$	$	$
Revenue	6	77,467,668	23,393,798	-	-
Cost of sales	7	(66,436,649)	(20,264,174)	-	-
Gross profit		11,031,019	3,129,624	-	-
Unrealised losses on derivatives		(21,828)	-	-	-
Corporate expenses		(7,545,907)	(4,404,307)	(6,498,702)	(4,404,307)
Share based remuneration	27(b)	(4,130,120)	(3,590,530)	(4,130,120)	(3,590,530)
Impairment of available for sale assets		(1,214,402)	-	(1,214,402)	-
Other expenses		(3,426,778)	(4,049,118)	(221,556)	31,630
Other income	6	149,937	31,688	97,361	-
Financial income	6	327,760	533,365	326,002	439,322
Financial expenses	8	(3,396,347)	(1,189,685)	(1,663)	(79,264)
Loss before tax		(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)
Income tax benefit/(expense)	9	-	-	-	-
Loss after tax attributable to members of the parent entity		(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)
Basic earnings per share (cents)	23(a)	(1.92)	(2.70)		
Diluted earnings per share (cents)	23(b)	(1.92)	(2.70)		

The income statements are to be read in conjunction with the notes to the financial statements.

BALANCE SHEETS AS AT 30 JUNE 2009

		Consolidated		Parent Entity	
		2009	2008	2009	2008
	Note	$	$	$	$
CURRENT ASSETS					
Cash and cash equivalents	28(a)	20,529,979	154,180	15,629,318	13,874
Trade and other receivables	10	800,494	1,758,073	117,365	330,529
Inventories	11	14,269,497	7,401,734	-	-
Derivative financial instruments	12	2,025,000	314,212	-	-
Other assets	14	246,792	531,032	35,213	6,138
Total Current Assets		37,871,762	10,159,231	15,781,896	350,541
NON-CURRENT ASSETS					
Trade and other receivables	10	-	-	112,897,819	95,481,185
Derivative financial instruments	12	686,759	3,495,855	-	-
Available for sale financial assets	13	348,974	1,185,074	348,974	1,185,074
Property, plant and equipment	15	145,861,709	130,034,534	259,020	325,762
Exploration and evaluation expenditure	16	11,115,743	10,406,786	-	-
Investments in controlled entities	30	-	-	31,675,293	31,675,293
Total Non-Current Assets		158,013,185	145,122,249	145,181,106	128,667,314
Total Assets		195,884,947	155,281,480	160,963,002	129,017,855
CURRENT LIABILITIES					
Trade and other payables	18	20,683,026	14,446,386	758,604	995,343
Borrowings	19	2,094,483	8,561,286	-	-
Derivative financial instruments	12	10,197,958	6,972,407	-	-
Provisions	20	491,709	365,819	194,773	184,849
Total Current Liabilities		33,467,176	30,345,898	953,377	1,180,192
NON-CURRENT LIABILITIES					
Borrowings	19	3,845,885	2,739,755	-	-
Derivative financial instruments	12	5,748,977	18,911,174	-	-
Provisions	20	2,782,426	2,584,870	-	-
Total Non-Current Liabilities		12,377,288	24,235,799	-	-
Total Liabilities		45,844,464	54,581,697	953,377	1,180,192
NET ASSETS		150,040,483	100,699,783	160,009,625	127,837,663
EQUITY					
Contributed equity	21	173,098,363	133,686,704	173,098,363	133,686,704
Reserves	22	1,199,540	(16,956,167)	9,912,806	5,509,423
Accumulated losses	22	(24,257,420)	(16,030,754)	(23,001,544)	(11,358,464)
TOTAL EQUITY		150,040,483	100,699,783	160,009,625	127,837,663

The balance sheets are to be read in conjunction with the notes to the financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2009

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
Consolidated	**$**	**$**	**$**	**$**	**$**	**$**	**$**
At 1 July 2007	105,794,580	(6,491,791)	1,912,347	22,572	758,090	-	101,995,798
Revaluation of investments available for sale	-	-	-	-	(751,544)	-	(751,544)
Translation of foreign controlled entities	-	-	-	(414,648)	-	-	(414,648)
Changes in the fair value of cash flow hedges - gross	-	-	-	-	-	(23,225,075)	(23,225,075)
Transfer to net profit - gross	-	-	-	-	-	1,151,561	1,151,561
Total expense recognised directly in equity during the year	-	-	-	(414,648)	(751,544)	(22,073,514)	(23,239,706)
Loss for the period	-	(9,538,963)	-	-	-	-	(9,538,963)
Total recognised income and expense during the year	-	(9,538,963)	-	(414,648)	(751,544)	(22,073,514)	(32,778,669)
Transactions with equity holders in their capacity as equity holders							
Cost of equity raising	(543,123)	-	-	-	-	-	(543,123)
Share-based payments	-	-	3,590,530	-	-	-	3,590,530
Share placements	26,514,770	-	-	-	-	-	26,514,770
Conversion of options	1,920,477	-	-	-	-	-	1,920,477
At 30 June 2008	**133,686,704**	**(16,030,754)**	**5,502,877**	**(392,076)**	**6,546**	**(22,073,514)**	**100,699,783**
Changes in fair value of investments available for sale	-	-	-	-	129,843	-	129,843
Translation of foreign controlled entities	-	-	-	(252,552)	-	-	(252,552)
Changes in the fair value of cash flow hedges	-	-	-	-	-	6,520,145	6,520,145
Transfer to net profit	-	-	-	-	-	7,484,731	7,484,731
Total income and expense recognised directly in equity during the year	-	-	-	(252,552)	129,843	14,004,876	13,882,167
Loss for the period	-	(8,226,666)	-	-	-	-	(8,226,666)
Total recognised income and expense during the year	-	(8,226,666)	-	(252,552)	129,843	14,004,876	5,655,501
Transactions with equity holders in their capacity as equity holders							
Cost of equity raising	(1,949,292)	-	-	-	-	-	(1,949,292)
Share-based payments	-	-	4,273,540	-	-	-	4,273,540
Share placements	41,360,951	-	-	-	-	-	41,360,951
At 30 June 2009	**173,098,363**	**(24,257,420)**	**9,776,417**	**(644,628)**	**136,389**	**(8,068,638)**	**150,040,483**

The above statements of changes in equity are to be read in conjunction with the notes to the financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2009 (continued)

	Issued Capital	Accumulated Losses	Share-based payments reserve	Available for sale investments revaluation reserve	Total
Parent entity	**$**	**$**	**$**	**$**	**$**
At 1 July 2007	105,794,580	(3,755,315)	1,912,347	758,090	104,709,702
Change in fair value of investments available for sale	-	-	-	(751,544)	(751,544)
Total income recognised directly in equity during the year	-	-	-	(751,544)	(751,544)
Loss for the period	-	(7,603,149)	-	-	(7,603,149)
Total recognised income and expense during the year	-	(7,603,149)	-	(751,544)	(8,354,693)
Transactions with equity holders in their capacity as equity holders					
Cost of equity raising	(543,123)	-	-	-	(543,123)
Share-based payments	-		3,590,530	-	3,590,530
Share placements	26,514,770	-	-	-	26,514,770
Conversion of options	1,920,477	-	-	-	1,920,477
At 30 June 2008	133,686,704	(11,358,464)	5,502,877	6,546	127,837,663
Change in fair value of investments available for sale	-	-	-	129,843	129,843
Total income recognised directly in equity during the year	-	-	-	129,843	129,843
Loss for the period	-	(11,643,080)	-	-	(11,643,080)
Total recognised income and expense during the year	-	(11,643,080)	-	129,843	(11,513,236)
Transactions with equity holders in their capacity as equity holders					
Cost of equity raising	(1,949,292)	-	-	-	(1,949,292)
Share-based payments	-	-	4,273,540	-	4,273,540
Share placements	41,360,951	-	-	-	41,360,951
At 30 June 2009	173,098,363	(23,001,544)	9,776,417	136,389	160,009,625

The above statements of changes in equity are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2009

		Consolidated		Parent Entity	
		2009	2008	2009	2008
	Note	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		78,160,874	21,748,690	-	-
Proceeds from settlement of derivatives		5,122,882	-	-	-
Payments to suppliers & employees		(61,115,934)	(21,374,990)	(6,623,767)	(3,614,372)
Interest received		327,760	533,365	326,002	439,322
Interest paid		(932,382)	(1,189,685)	-	(79,264)
Net cash generated by / (used in) operating activities	28(b)	**21,563,200**	**(282,620)**	**(6,297,765)**	**(3,254,314)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of equity investments		(241,200)	(14,999)	(241,200)	(14,999)
Purchase of plant & equipment		(16,246,475)	(40,223,122)	(93,700)	(103,840)
Development expenditure		(7,205,878)	-	-	-
Exploration and evaluation expenditure		(708,957)	(13,075,876)	-	-
Funds advanced to controlled entities		-	-	(17,416,634)	(35,265,436)
Net cash used in investing activities		**(24,402,510)**	**(53,313,997)**	**(17,751,534)**	**(35,384,275)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		41,575,365	26,891,855	41,575,365	26,891,855
Costs of raising equity capital		(1,766,744)	(256,773)	(1,766,744)	(256,773)
Proceeds from borrowings		2,900,000	23,393,561	-	-
Finance lease payments		(3,337,264)	-	-	-
Repayments of borrowings		(16,407,977)	(8,935,838)	-	-
Net cash generated by financing activities		**22,963,380**	**41,092,805**	**39,808,621**	**26,635,082**
Net increase / (decrease) in cash and cash equivalents		20,124,070	(12,503,812)	15,759,322	(12,003,507)
Cash and cash equivalents at beginning of financial year		154,180	12,657,949	13,874	12,017,381
Effects of exchange rate changes on the balance of cash and cash equivalents		251,729	43	(143,878)	-
Cash and cash equivalents at end of financial year	28(a)	**20,529,979**	**154,180**	**15,629,318**	**13,874**

The cash flow statement is to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009

1. Reporting entity

Allied Gold Limited ("the parent entity") is a listed public company, incorporated and domiciled in Australia. The financial report includes separate financial statements for the parent entity and the consolidated entity comprising the parent entity and its controlled entities ("the consolidated entity" or "Group").

The financial report was approved by the Board of Directors on 31 August 2009.

2. Basis of preparation

(a) Statement of compliance

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the *Corporations Act 2001*. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

(b) Basis of measurement

This financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Functional and presentation currency

Items included in the financial report of each controlled entity in the consolidated entity are measured using the currency of the primary economic environment in which that entity operates ("the functional currency").
The consolidated financial report is presented in Australian dollars which is the parent entity's functional and presentation currency.

(d) Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial report, are disclosed in note 4.

3. Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial report are set out below. The accounting policies have been consistently applied to all periods presented in the financial report and by all entities comprising the consolidated entity for the purposes of the consolidated financial report, unless otherwise stated.

(a) New accounting standards and interpretations

In the current year, the consolidated entity has adopted all of the new and revised accounting standards and interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and that became effective for the current annual reporting period. In the current annual reporting period, the consolidated entity has not elected to adopt any new or revised accounting standards prior to their mandatory application dates.

Certain new accounting standards, amendments to existing accounting standards and new interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The consolidated entity's and the parent entity's assessment of the impact of these new standards and interpretations is set out below:

- AASB 8 *Operating Segments* and AASB 2008-3 *Amendments to Australian Accounting Standards arising from AASB 8* are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 specifies the basis and details of disclosures concerning operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. AASB 8 will not affect any of the amounts recognised in the financial statements.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

3. Statement of significant accounting policies (continued)

(a) New accounting standards and interpretations (continued)

- Revised AASB 123 *Borrowing Costs* and AASB 2008-6 *Amendments to Australian Accounting Standards arising from AASB 123* [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] are effective for annual reporting periods commencing on or after 1 January 2009. The amended AASB 123 will require all borrowing costs associated with a qualifying asset to be capitalised. This will have no impact on the consolidated entity's financial report as the consolidated entity's existing accounting policy for borrowing costs (refer accounting policy 3(f)) is consistent with the requirements of the amended AASB 123.
- Revised AASB 101 *Presentation of Financial Statements*, AASB 2008-8 *Amendments to Australian Accounting Standards Arising from AASB 101* and AASB 2008-10 *Further Amendments to Australian Accounting Standards Arising from AASB 101* will be effective for annual reporting periods commencing on or after 1 January 2009. The revised AASB 1 and related amendments require the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial report.
- AASB-I12 *Service Concession Arrangements*, AASB 2008-1 *Amendments to Australian Accounting Standards arising from AASB Interpretation 12* and UIG 129 *Service Concession Arrangements: Disclosures* are effective for annual reporting periods commencing on or after 1 January 2009. This interpretation deals with accounting for publicly owned infrastructure constructed, operated and maintained by the private sector and will have no impact on the consolidated entity's financial report.
- Re-issued AASB 3 *Business Combinations*. The revised standard introduces more detailed guidance on accounting for step acquisitions, adjustments to contingent consideration, assets acquired that the purchaser does not intend to use, reacquired rights and share-based payments as part of purchase consideration. Also, all acquisition costs will have to be expensed instead of being recognised as part of goodwill. This re-issued standard is not mandatory until reporting periods commencing 1 July 2009. The consolidated entity will be most impacted with respect to acquisition costs for any business combinations that occur post-1 July 2009. There is no requirement to retrospectively apply this updated standard when it comes into force.
- AASB 2009-1 Amendments to AASB 2 *Share-based Payments Vesting Conditions and Cancellations*. The definition of vesting conditions has changed and the accounting treatment clarified for cancellations to share-based payment arrangements by the counterparty. This is to ensure that conditions other than performance conditions do not result in a 'true up' of the share-based payment expense and are treated in a manner similar to market conditions. This amendment applies to periods commencing on or after 1 January 2009. To date the entity has not issued any shares or options to employees that include non-vesting conditions and as such there will be no impact on the financial statements when this revised standard is adopted for the first time.
- Revised AASB3 *Business Combinations*, AASB127 *Consolidated and Separate Financial Statements*, and AASB2008-3 *Amendments to Australian Accounting Standards arising from AASB3 and AASB127* (effective 1 July 2009).

  The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs must be expensed. This is different to the Group's current policy which is set out in note 1(i) above.

  The revised AASB 127 requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses, see note 1(b)(i). The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. This is consistent with the Group's current accounting policy if significant influence is not retained.

  The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.
- AASB 2008-7 Amendments to Australian Accounting Standards - *Cost of an Investment in a Subsidiary, Jointly Controlled*

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

Entity or Associate (effective 1 July 2009) In July 2008, the AASB approved amendments to AASB 1 *First-time Adoption of International Financial Reporting Standards* and AABS 127 *Consolidated and Separate Financial Statements*. The Group will apply the revised rules prospectively from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Under the entity's current policy, these dividends are deducted from the cost of the investment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

- AASB Interpretation 16 *Hedges of a Net Investment in a Foreign Operation* (effective 1 October 2008) AASB-I 16 clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009.
- AASB 2008-8 Amendment to IAS 39 *Financial Instruments: Recognition and Measurement* (effective 1 July 2009) AASB 2008-8 amends AASB 139 *Financial Instruments: Recognition and Measurement* and must be applied retrospectively in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009.
- AASB Interpretation 17 *Distribution of Non-cash Assets to Owners* and AASB 2008-13 *Amendments to Australian Accounting Standards arising from AASB Interpretation 17 AASB-I 17* applies to situations where an entity pays dividends by distributing non-cash assets to its shareholders. These distributions will need to be measured at fair value and the entity will need to recognise the difference between the fair value and the carrying amount of the distributed assets in the income statement on distribution. This is different to the Group's current policy which is to measure distributions of non-cash assets at their carrying amounts. The interpretation further clarifies when a liability for the dividend must be recognised and that it is also measured at fair value. The Group will apply the interpretation prospectively from 1 July 2009.

None of the other amendments or interpretations are expected to affect Group accounting policies.

(b) Basis of Consolidation

Controlled entities

A controlled entity is any entity over which the parent entity has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Controlled entities are included in the consolidated financial report from the date on which control is transferred to, or acquired by the parent entity, until the date control ceases.

Investments in controlled entities are accounted for at the lower of cost less any impairment losses in the separate financial statements of the parent entity. A list of controlled entities during the year ended 30 June 2009 is presented in note 30.

Transactions eliminated on consolidation

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the results and equity of controlled entities that are shown separately in the consolidated income statement and balance sheet respectively.

(c) Foreign currency translation

Transaction and balances

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

3. Statement of significant accounting policies (continued)

(c) Foreign currency translation (continued)

Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

(d) Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

- the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the consolidated entity;
- the quantity and grade of the product can be determined with reasonable accuracy;
- the product has been dispatched to the customer and is no longer under the physical control of the consolidated entity (or property in the product has earlier passed to the customer);
- the selling price can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the consolidated entity; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(e) Financing income

Financing income represents interest income which is recognised in the income statement as it accrues, using the effective interest method.

(f) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(g) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in controlled entities where the parent entity is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

(h) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments

If the consolidated entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Available-for-sale financial assets

The consolidated entity's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(o), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the consolidated entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the consolidated entity's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the consolidated entity.

Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

Trade and other receivables

Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(i) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The consolidated entity believes the processing of these stockpiles will have a future economic benefit to the consolidated entity and accordingly values these stockpiles at the lower of cost or net realisable value.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

3. Statement of significant accounting policies (continued)

(i) Inventories (continued)

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(j) Derivatives and hedging activities

Derivative instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);

  or

- Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the consolidated entity documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

The consolidated entity did not have any fair value hedges in the period covered by this financial report.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within other income or other expenses. The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(k) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or
- at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

(l) Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(m) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(o)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The consolidated entity's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

3. Statement of significant accounting policies (continued)

(m) Property, plant and equipment (continued)

Depreciation of property, plant and equipment

Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight-line basis as follows:

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An asset's carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(o)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the income statement.

(n) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

- All costs are initially charged to the income statement and classified as operating costs.
- When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
- In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(o) Impairment of assets

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. Impairment losses recognised in the income statement on equity instruments classified as available for sale are not reversed through the income statement.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p) Non derivative financial liabilities

Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(q) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation

A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the consolidated entity's environmental policies.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

3. Statement of significant accounting policies (continued)

(q) Provisions (continued)

Restoration and rehabilitation (continued)

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are possible in light of the significant judgements and estimates involved. Factors that may influence changes in the estimated cash flows include revisions to estimated reserves, resources and life of a mine site; developments in technology; regulatory requirements; changes in the estimated costs of activities including the effects of inflation and changes in exchange rates; and change in interest rates affecting the discount rate applied.

On initial recognition of a provision for restoration and rehabilitation, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of restoration and rehabilitation activities is recognised in "Property, plant and equipment" and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses in the income statement.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(r) Employee benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(s) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the consolidated entity, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the consolidated entity's depreciation policy (refer accounting policy 3(m).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as lessee are classified as operating leases. Payments under operating leases, (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the life of the lease.

(t) Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially

recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(u) Share based payments

The consolidated entity provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
- specific incentive arrangements for non-executive directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(v) Earnings per share

The consolidated entity presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the parent entity by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential of ordinary shares.

(w) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

3. Statement of significant accounting policies (continued)

(x) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y) Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(z) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the balance sheet date.

(aa) Changes in presentation of income statement

In the financial year ended 30 June 2009, amortisation of development expenditure has been included in cost of sales. In the prior period this amount was reported under other expenses. This change in presentation was made to be consistent with industry practice.

4. Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial report, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The consolidated entity has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the consolidated entity's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The consolidated entity is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the consolidated entity's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The consolidated entity's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment – recoverable amount

In accordance with the consolidated entity's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Restoration and rehabilitation

The consolidated entity's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

4. Critical accounting estimates and judgements (continued)

Restoration and rehabilitation (continued)

Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

Share based payments

The consolidated entity issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Derivative Financial Instruments

The consolidated entity uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date.

Taxation

The consolidated entity's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

5. Segment reporting

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

- Mining and processing. Mining and processing activities commenced in the 2008 reporting period.
- Mineral exploration.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

5. Segment reporting (continued)

(a) Primary reporting segment – business segments

	Mining and processing		Mineral exploration		Total	
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Revenue						
Sales to external customers	77,467,668	23,393,798	-	-	77,467,668	23,393,798
Intersegment sales	-	-	-	-	-	-
Total sales revenue	77,467,668	23,393,798	-	-	77,467,668	23,393,798
Other revenue	-	-	-	-	-	-
Total segment revenue	**77,467,668**	**23,393,798**	**-**	**-**	**77,467,668**	**23,393,798**
Intersegment elimination						-
Other revenue					327,760	533,365
Consolidated revenue					**77,795,428**	**23,927,163**
Payments for property, plant and equipment and exploration and evaluation expenditure	16,246,475	34,990,115	7,914,835	13,376,465		
Depreciation and amortisation	18,437,429	6,391,159	-	-		
Non-cash gains/(expenses) other than depreciation and amortisation	(323,446)	(183,531)	-	-		
Result						
Segment result	15,165,093	(951,182)	-	-	15,165,093	(951,182)
Unallocated revenue less unallocated expenses					(23,391,759)	(8,587,781)
Profit before income tax					(8,226,666)	(9,538,963)
Income tax expense					-	-
Profit/(loss) for the year					(8,226,666)	(9,538,963)

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

5. Segment reporting (continued)

(a) Primary reporting segment – business segments (continued)

	Mining and processing		Mineral exploration		Total	
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Segment assets and liabilities						
Segment assets	165,667,554	139,203,296	11,115,743	10,406,786	176,783,297	149,610,082
Intersegment elimination					-	-
Unallocated assets					19,101,650	5,671,398
Total assets					195,884,947	155,281,480
Segment liabilities	29,897,529	16,216,925	-	-	29,897,529	16,216,925
Intersegment elimination						-
Unallocated liabilities					15,946,954	38,364,772
Total liabilities					45,844,483	54,581,697

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results and assets is based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia and Papua New Guinea.

(b) Secondary segment – geographical segments

	Australia		Papua New Guinea		Consolidated	
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Total external revenue	326,002	439,322	77,469,426	23,487,841	77,795,428	23,927,163
Total segment revenue	326,002	439,322	77,469,426	23,487,841	77,795,428	23,927,163
Carrying amount of segments assets	16,389,891	1,861,377	179,495,056	153,420,103	195,884,947	155,281,480
Payments for property, plant and equipment and exploration and evaluation expenditure	93,700	96,805	24,067,610	48,269,745	24,161,310	48,366,550

All external revenue is generated through transactions with Australian domiciled counterparties.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

6. Revenue and other income

(a) Revenue

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Gold Income	77,182,556	23,350,248	-	-
By products	285,112	43,550	-	-
	77,467,668	23,393,798	-	-

(b) Other income

Net gain on disposal of property, plant and equipment	52,657	30,455	91	-
Net gain on disposal of investments	97,270	-	97,270	-
Other	10	1,233	-	-
	149,937	31,688	97,361	-

(c) Financial income

Interest received	327,760	533,365	326,002	439,322

7. Cost of sales

Cash operating costs comprise:				
– employee expenses	6,223,952	2,423,708	-	-
– stores and other consumables	13,853,495	3,558,937	-	-
– fuel, power and water	11,402,866	4,642,255	-	-
– other	18,208,298	7,469,762	-	-
	49,688,611	18,094,662	-	-
Depreciation and amortisation charges	18,437,429	6,409,615	-	-
Changes in inventories and work in progress	(3,166,690)	(4,763,684)	-	-
	64,959,350	19,740,593	-	-
Royalties	1,477,299	523,581	-	-
	66,436,649	20,264,174	-	-

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

8. Operating and other expenses

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Profit before income tax includes the following specific expenses:				
Operating lease rentals	2,999,950	2,739,279	-	-
Net foreign exchange losses	1,819,366	1,330,830	228,825	(31,630)
Employee benefits expense	8,040,573	4,997,000	1,816,621	1,197,264
Depreciation and Amortisation				
Depreciation of plant and equipment	12,619,280	4,702,444	96,050	125,884
Amortisation of leased assets	1,565,355	-	-	-
Depreciation of development expenditure	4,348,844	1,833,055	-	-
Total depreciation and amortisation expensed	18,533,479	6,535,499	96,050	125,884
Finance expenses				
Interest and finance charges on interest bearing liabilities	3,198,791	3,031,951	1,663	79,264
Provisions: unwinding of discount	197,556	183,531	-	-
	3,396,347	3,215,482	1,663	79,264
Amount capitalised	-	(2,025,797)	-	-
Finance costs expensed	3,396,347	1,189,685	1,663	79,264
Finance lease contingent rentals	2,216,800	-	-	-

9. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Loss before income tax	(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)
Tax at the Australian tax rate of 30% (2008:30%)	(2,467,999)	(2,861,688)	(3,492,924)	(2,280,943)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Non allowable items	2,849,271	2,310,566	2,755,726	2,160,566
Deferred tax assets not recognised	(381,272)	551,122	737,198	120,377
Income tax expense	-	-	-	-
Effective tax rate	0%	0%	0%	0%

(b) Current tax liabilities

Movements in the provision for current income tax during the period were as follows:				
Balance at the beginning of the year	-	-	-	-
Current year's income tax expense / (benefit) on loss from ordinary activities	381,272	(551,122)	(737,198)	(120,377)
Transfer to tax losses not brought to account	(381,272)	551,122	737,198	120,377
Balance at end of year	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

10. Trade and other receivables

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Current				
Trade receivables	562,405	1,406,302	-	-
Other receivables	238,089	351,771	117,365	330,529
	800,494	1,758,073	117,365	330,529
Non current				
Receivables from controlled entities	-	-	112,897,819	95,481,185

All trade and other receivables are unsecured.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11. Inventories

Current				
Raw materials and stores	5,847,146	2,638,050	-	-
Ore stockpiles	9	286,683	-	-
Gold in circuit	6,685,038	3,980,808	-	-
Finished goods	1,737,304	496,193	-	-
	14,269,497	7,401,734	-	-

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

12. Derivative financial instruments

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Current assets				
Options – cash flow hedges	2,025,000	314,212	-	-
Current liabilities				
Options – cash flow hedges	10,197,958	6,972,407	-	-
Non current assets				
Options – cash flow hedges	686,759	3,495,855	-	-
Non current liabilities				
Options – cash flow hedges	5,748,977	18,911,174	-	-

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments. Note 19 presents details of assets pledged as collateral to counterparties to the derivative financial instruments.

The amount of unrealised losses on derivative financial statements included in equity as at the end of the reporting period was $8,068,638 (2008:$22,073,514).

13. Available for sale financial assets

Non current				
Listed equity securities – at market value	348,974	1,185,074	348,974	1,185,074

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2009 the Group recognised an impairment loss of $1,214,402 in relation to listed equity investments. These investments declined significantly in value during the period and in the view of the Directors the decline in value is not considered to be temporary.

The impairment loss has been recognised in the income statement.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14. Other assets

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Current				
Prepayments	166,175	523,821	35,213	6,138
Other	80,617	7,211	-	-
	246,792	531,032	35,213	6,138

15. Property, plant and equipment

	Consolidated						Parent entity
	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total	Plant and equipment
2009	$	$	$	$	$	$	$
Cost							
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966	582,161
Additions	24,639	18,304,876	7,205,878	8,793,633	-	34,329,026	93,700
Disposals	-	-	-	-	-	-	-
At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992	675,861
Accumulated depreciation							
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)	(256,399)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	-	(243,271)	(18,437,459)	(96,050)
Disposals	-	-	-	-	-	-	-
Impairment	-	(64,392)	-	-	-	(64,392)	(64,392)
At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	-	(357,512)	(25,771,283)	(416,841)
Net book value at 30 June 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709	259,020

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

15. Property, plant and equipment (continued)

	Consolidated						Parent entity
	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total	Plant and equipment
2008	$	$	$	$	$	$	$
Cost							
At the beginning of the financial year	-	9,608,945	-	57,613,648	2,401,339	69,623,932	485,356
Additions	145,479	552,114	-	34,292,522	-	34,990,115	96,805
Disposals	-	(281,968)	-	-	-	(281,968)	-
Transfers from evaluation and exploration expenditure	-	-	32,971,887	-	-	32,971,887	-
Transfers from /(to) assets under construction	7,274,001	66,385,879	17,862,702	(91,522,582)	-	-	-
At the end of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966	582,161
Accumulated depreciation							
At the beginning of the financial year	-	(788,961)	-	-	-	(788,961)	(137,550)
Charge for the year	(352,592)	(3,742,217)	(2,326,448)	-	(114,241)	(6,535,498)	(118,849)
Disposals	-	55,027	-	-	-	55,027	-
At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)	(256,399)
Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141	383,588	2,287,098	130,034,534	325,762

(a) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Leased equipment				
Cost	7,062,775	-	-	-
Accumulated depreciation	(1,565,355)	-		-
Net book amount	5,497,420	-	-	-

(b) Non current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

16. Exploration and evaluation expenditure

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Cost				
At the beginning of the financial year	10,406,786	30,002,238	-	-
Additions	708,957	13,376,435	-	-
Transfers to property, plant and equipment	-	(32,971,887)	-	-
At the end of the financial year	11,115,743	10,406,786	-	-

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17. Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	1,088,523	295,108	403,434	67,340
Tax losses	866,916	1,248,188	699,554	298,448
Deferred tax assets brought to account to reduce provision for deferred income tax	(616,253)	-	-	-
	1,339,186	1,543,296	1,102,988	365,788

All unrecognised deferred tax assets relate to items recognised in the income statement.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

17. Deferred tax assets and liabilities (continued)

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Exploration and evaluation expenditure	265,235	-	-	-
Property, plant and equipment	351,018	-	-	-
Deferred tax assets brought to account to reduce provision for deferred income tax	(616,253)	-	-	-
	-	-	-	-

18. Trade and other payables

Current				
Trade payables	12,786,505	10,889,565	203,609	949,091
Other payables and accruals	7,896,521	3,556,821	554,995	46,252
	20,683,026	14,446,386	758,604	995,343

All trade and other payables are unsecured.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

19. Borrowings

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Current				
Bank loans – secured	-	8,561,286	-	-
Finance lease liabilities	2,094,483	-	-	-
	2,094,483	8,561,286	-	-
Non current				
Bank loans – secured	-	2,739,755	-	-
Finance lease liabilities	3,845,885	-	-	-
	3,845,885	2,739,755	-	-

The secured bank loans and derivative financial instrument liabilities (refer note 12) are denominated in United States dollars and are secured by fixed and floating charge over the assets of the controlled entity that has received the loans. The parent entity had provided a guarantee in relation to these loans in the prior year but was released from its guarantee on repayment of the bank loans by the controlled entity during the 2009 financial year.

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

Property, plant and equipment	138,070,287	130,034,534	-	325,762
Available for sale financial assets	-	1,185,074	-	1,185,074
Exploration and evaluation expenditure	-	10,406,786	-	-
Investments in controlled entities	-	-	-	31,675,293
	138,070,287	141,626,394	-	33,186,129

Current assets of the consolidated entity with a value of $24,329,033 that are not subject to a fixed charge are subject to a floating charge (2008: $13,655,086).

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

20. Provisions

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Current				
Employee entitlements	491,709	365,819	194,773	184,849
Non current				
Rehabilitation and restoration	2,782,426	2,584,870	-	-

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration				
Carrying amount at start of year	2,584,870	2,401,339	-	-
Accrual of discount	197,556	183,531	-	-
	2,782,426	2,584,870	-	-

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the consolidated entity's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial report.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

21. Contributed equity

(a) Ordinary shares

	Consolidated and parent entity			
	2009	2008	2009	2008
	Number of shares	Number of shares	$	$
(a) Ordinary shares	472,643,276	377,005,725	173,098,363	133,686,704
Movements in ordinary share capital:				
Balance at beginning of financial year	377,005,725	337,649,110	133,686,704	105,794,580
Placement January 2008 at 72 cents	-	14,621,844	-	10,527,728
Placement March 2008 at 85 cents	-	17,647,059	-	15,000,000
Placement March 2008 at 73 cents	-	1,352,112	-	987,042
Placement August 2008 at 31 cents	33,988,551	-	10,536,451	-
Placement February 2009 at 50 cents	61,649,000	-	30,824,500	-
Conversion of options	-	5,735,600	-	1,920,477
	472,643,276	377,005,725	175,047,655	134,229,827
Costs of capital raising	-	-	(1,949,292)	(543,123)
Balance at end of financial year	472,643,276	377,005,725	173,098,363	133,686,704

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

Date options granted / exercised	Expiry date	Exercise price of options	Number of options
Opening balance	Various	Various	17,333,261
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 October 2011	$0.35	15,650,000
5 December 2008	31 December 2011	$0.35	14,000,000
29 December 2008	31 October 2011	$0.35	8,000,000
Options lapsed			(10,078,261)
			46,604,427

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

21. Contributed equity (continued)

(c) Capital management

The primary objective of managing the consolidated entity's capital is to ensure that there is sufficient capital available to support the funding requirements of the consolidated entity, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the consolidated entity remains in a sound financial position. There were no changes to the consolidated entity's overall capital management approach during the current year.

The consolidated entity manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

22. Reserves and accumulated losses

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Available for sale investments reserve	136,389	6,546	136,389	6,546
Hedging reserve – cash flow hedges	(8,068,638)	(22,073,514)	-	-
Share based payments reserve	9,776,417	5,502,877	9,776,417	5,502,877
Foreign currency translation reserve	(644,628)	(392,076)	-	-
	1,199,540	(16,956,167)	9,912,806	5,509,423
Accumulated losses	(24,257,420)	(16,030,754)	(23,001,544)	(11,358,464)
	(23,057,880)	(32,986,921)	(13,088,738)	(5,849,041)

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

22. Reserves and accumulated losses (continued)

(b) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(h). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve – cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(j). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve

The share based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees

(iv) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 3(c). The reserve is recognised in profit and loss when the net investment is disposed of.

23. Earnings per share

(a) Basic loss per share

	Consolidated	
	2009	2008
	Cents	Cents
	(1.92)	(2.70)

(b) Diluted loss per share

	(1.92)	(2.70)

(c) Reconciliation of earnings used in calculating earnings per share

Loss from continuing operations	(8,226,666)	(9,538,963)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

23. Earnings per share (continued)

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2009	2008
	Cents	Cents
Weighted average number of shares used in calculation of basic earnings per share	427,904,462	353,521,502
Adjustment for issued option in calculation of diluted earnings per share	652,442	-
Weighted average number of shares used in calculation of diluted earnings per share	428,556,904	353,521,502

(e) Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings per share. Details relating to options are set out in note 27.

24. Auditors' remuneration

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Remuneration of the auditor of the parent entity:				
Auditing or reviewing the financial report (BDO Kendalls Audit and Assurance (WA) Pty Ltd)	148,911	84,736	148,911	80,400
Other services – Taxation compliance services (BDO Kendalls Corporate Tax (WA) Pty Ltd)	-	1,414	-	1,414
	148,911	86,150	148,911	81,814

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

25. Related party transactions

(a) Parent entity

The parent entity is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b) Controlled entities

Interests in controlled entities are set out in note 30.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d) Guarantees

The parent entity provided a guarantee in respect of interest bearing liabilities of a controlled entity.

This guarantee was released during the financial year on full repayment by the controlled entity of the interest and principal outstanding under those interest bearing liabilities. The amount outstanding under those liabilities as at 30 June 2009 was $nil (2008: $11,301,041).

(e) Transactions with controlled entities

The parent entity has advanced loans to controlled entities totalling $112,897,819 (2008: $95,481,185). These loans are not subject to contractual terms. There were no repayments of any loans by controlled entities during the year (2008: $nil).

The parent entity provides corporate and administrative support to controlled entities. No charge was levied on the controlled entities by the parent entity for those services (2008: $nil).

(f) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to controlled entities were non interest bearing.

Outstanding balances are unsecured and repayable in cash.

26. Key management personnel disclosures

(a) Details of Key Management Personnel

Details of key management personnel during the current and prior financial years are set out in the Remuneration Report that is included in the Directors' Report accompanying these financial statements.

(b) Key Management Personnel Compensation

Remuneration by category

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Key Management Personnel				
Short-term	1,714,630	1,700,596	1,208,822	1,448,584
Post-employment	101,960	245,096	51,649	222,416
Share-based payment	2,917,561	3,326,073	2,662,841	3,326,073
	4,734,151	5,271,765	3,923,312	4,997,073

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

26. Key management personnel disclosures (continued)

(c) Option holdings of key management personnel

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
2009						
G Steemson	-	2,000,000	-	-	2,000,000	1,000,000
A Lowrie	2,000,000	2,000,000	-	(2,000,000)	2,000,000	1,000,000
Mark Caruso	3,400,000	10,000,000	-	-	13,400,000	9,400,000
Peter Torre	-	2,000,000	-	-	2,000,000	1,000,000
Peter Du Plessis	-	1,000,000	-	-	1,000,000	350,000
Tony Bubb	-	750,000	-	-	750,000	250,000
Fergus Hart	500,000	-	-	(500,000)	-	-
Ross Hastings	-	3,750,000	-	-	3,750,000	1,750,000
Richard Johnson	5,000,000	-	-	(5,000,000)	-	-
Frank Terranova	2,000,000	6,250,000	-	(2,000,000)	6,250,000	3,500,000
	12,900,000	27,750,000	-	(9,500,000)	31,150,000	18,250,000
2008						
Mark Caruso	-	4,000,000	(600,000)	-	3,400,000	3,400,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	-	-	-	-	-	-
Grant Brock	500,000	-	-	(500,000)	-	-
Anthony Lowrie	-	2,000,000	-	-	2,000,000	2,000,000
Bob Burban	500,000	-	(250,000)	(250,000)	-	-
Fergus Hart	500,000	-	-	-	500,000	500,000
Ross Hastings	1,000,000	-	(1,000,000)	-	-	-
Albert Longo	500,000	-	-	(500,000)	-	-
Richard Johnson	-	5,000,000	-	-	5,000,000	5,000,000
Frank Terranova	-	2,000,000	-	-	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(1,250,000)	12,900,000	12,900,000

26. Key management personnel disclosures (continued)

(d) Shareholdings of key management personnel

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
2009					
Mark Caruso	5,577,693	-	-	2,007,500	7,585,193
Jeff Moore	800,000	-	-	(800,000)	-
M House	-	-	-	10,000	10,000
P Torre	-	-	-	20,000	20,000
Greg Steemson	1,100,000	-	-	-	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	-	-	-
Frank Terranova	-	-	-	1,000	1,000
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	-	300,000
Richard Johnson	55,000	-	-	(55,000)	-
	9,468,153	-	-	1,183,500	10,651,653
2008					
Mark Caruso	4,977,693	-	600,000	-	5,577,693
Jeff Moore	800,000	-	-	-	800,000
Greg Steemson	1,600,000	-	-	(500,000)	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	250,000	(250,000)	-
Frank Terranova	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	-	300,000
Albert Longo	2,000	-	-	(2,000)	-
Richard Johnson	-	-	-	55,000	55,000
	9,315,153	-	850,000	(697,000)	9,468,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the consolidated entity would have adopted if dealing at arm's length.

26. Key management personnel disclosures (continued)

(e) Loans to key management personnel

There were no loans to key management personnel during the period.

(f) Finance leases

During the financial year the terms of conditions of agreements entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment in a prior financial year were modified resulting in the classification those agreements being changed from operating leases to finance leases from the time that the modified terms came into effect.

The carrying amount as at the reporting date of various mining equipment subject to finance leases with Minesite Constructions was $3,249,717 (2008: $nil). Under the terms of the leases, the Group has the option to acquire the leased assets for their agreed fair value on expiry of the leases.

The leases also provide for the payment of contingent rentals determined on the basis of a fixed charge per machine hour. The total value of contingent rentals paid during the reporting period was $2,216,800 (2008: $nil).

The leases expire in October 2011.

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Commitments in relation to finance leases with key management personnel are payable as follows:				
Within one year	3,325,200	-	-	-
Later than one but not later than five years	4,156,500	-	-	-
Minimum lease payments	7,481,700	-	-	-
Future finance charges	3,641,886	-	-	-
Recognised as a liability	3,839,814	-	-	-
Representing lease liabilities:				
Current	1,063,713	-	-	-
Non-current	2,776,101	-	-	-
	3,839,814	-	-	-
Finance charges included in the income statement as finance expenses	2,043,900	-	-	-

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

26. Key management personnel disclosures (continued)

(g) Other transactions and balances with key management personnel

Mineral Commodities Limited a company in which Mr Mark Caruso is a Director and Shareholder provided the Company with services including accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged was $26,308 (2008: $86,168).

Aggregate amounts of each of the above types of other transactions with key management personnel of the consolidated entity:

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Amounts recognised as expense				
Purchase of goods and services	646,384	763,098	123,898	26,308
Hire of mining equipment	1,648,760	2,588,360	-	-
Amounts recognised as property, plant and equipment				
Construction of processing plant	573,333	276,103	-	-
Amounts recognised as capitalised exploration and evaluation or development expenses				
Geological consulting services	78,962	73,982	-	-

Aggregate amounts payable to key management personnel of the consolidated entity at balance date relating to the above types of other transactions:

Current liabilities	1,127,674	892,272	39,157	-

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

27. Share Based Payments

(a) Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the consolidated entity are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the parent entity for every option held.

Set out below are summaries of options granted under the plan:

	Consolidated and parent entity	
	2009	2008
	Number of options	Number of options
Outstanding at the beginning of the year	14,020,000	3,000,000
Granted	37,650,000	13,640,000
Lapsed	(6,765,000)	(750,000)
Exercised	-	(1,870,000)
Vested and exercisable at end of year	44,905,000	14,020,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2009 was $nil (2008: $0.83).

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

27. Share Based Payments (continued)

(a) Employee and directors options (continued)

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

Director options issued 5 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

27. Share Based Payments (continued)

(a) Employee and directors options (continued)

Employee options issued 29 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	29/12/2008	29/12/2008	29/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each Tranche of options are summarised below:

Tranche A – vest on grant date.

Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2008 and 31 December 2009. Upon production of 75,000 ounces within that timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

(b) Expenses arising from share based payment transactions

Included under employee benefits expense in the income statement was $4,130,120 (2008 $3,590,530), and relates, in full, to equity-settled share-based payment transactions.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

28. Cash and cash equivalents

(a) Cash and cash equivalents

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Cash assets	20,529,979	154,180	15,629,318	13,874

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

(b) Reconciliation of cash flows from operations with loss after tax

Loss after income tax	(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)
Depreciation and amortisation	18,533,479	6,535,499	96,050	125,884
Provision – employee entitlements	125,890	-	9,924	-
Unrealised foreign exchange adjustments	(806,601)	(3,092,637)	184,736	-
Share-based payments	4,130,120	3,590,530	4,130,120	3,590,530
Unwinding of environmental discount	197,556	183,531	-	-
Interest on finance leases	2,266,409	-	-	-
Foreign exchange losses on borrowings	2,155,392	-	-	-
Impairment of available for sale assets	1,214,402	-	1,214,402	-
Proceeds from sale of derivatives	5,122,882	-	-	-
Other	(204,443)	-	73,590	-
Changes in assets and liabilities during the year:				
Increase (decrease) in payables and receivables	(2,945,220)	2,039,420	(363,507)	632,421
Net cash used in operations	21,563,200	(282,620)	(6,297,765)	(3,254,314)

(c) Non cash investing and financing activities

Increase in capital accruals	4,000,000	-	-	-
Property, plant and equipment acquired under finance leases	7,062,775	-	-	-
Equity settled evaluation and exploration expenditure	-	987,042	-	-
Equity settled costs of raising equity capital	143,240	286,350	143,240	286,350

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

29. Financial instruments

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives. The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the consolidated entity's core earnings stream from its major asset through the effective control and management of financial risk.
- Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Committee is responsible for the management of the consolidated entity's financial risks within Board approved directives.

The consolidated entity and the parent entity hold the following financial instruments:

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Financial assets				
Cash and cash equivalents	20,529,979	154,810	15,629,318	13,874
Trade and other receivables	677,183	1,758,073	112,774,499	95,811,714
Securities available for sale	348,974	1,185,074	348,974	1,185,074
Derivative assets	2,711,759	3,810,067	-	-
	24,267,895	6,908,024	128,752,791	97,010,662
Financial liabilities				
Trade and other payables	18,133,857	14,446,386	737,617	995,343
Borrowings	5,940,368	11,301,041	-	-
Derivative liabilities	15,946,935	25,883,581	-	-
	40,021,160	51,631,008	737,617	995,343

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

29. Financial instruments (continued)

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the consolidated entity's financing facilities and sustaining capital. The majority of the consolidated entity's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk. As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged. The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

The marked to market value of all derivatives making up the hedge position as at 30 June 2009 was a net loss of $13,235,176 (2008: $22,073,514) based on a gold price of US$944.60 and an AUS/USD exchange rate of $0.807.

The consolidated entity had the following net forward pricing commitments outstanding against future production:

	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Total
2009					
Put options (US Dollar / Gold)					
Amount (ounces)	39,748	20,154	-	-	59,902
US$/oz	US$700	US$700	-	-	US$700
Call options (US Dollar / Gold)					
Amount (ounces)	34,429	20,154	-	-	54,583
US$/oz	US$700	US$700	-	-	US$700
2008					
Put options (US Dollar / Gold)					
Amount (ounces)	45,442	39,748	37,934	18,180	141,304
US$/oz	US$700	US$700	US$700	US$700	US$700
Call options (US Dollar / Gold)					
Amount (ounces)	27,270	23,850	22,754	10,908	84,782
US$/oz	US$700	US$700	US$700	US$700	US$700

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

29. Financial instruments (continued)

(a) Market risk (continued)

(i) Gold price risk (continued)

Based on the financial instruments held by the consolidated entity as at 30 June 2009, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $2,803,043 higher / lower and the consolidated loss $1,868,696 higher / lower (2008: consolidated equity $8,918,000 higher / lower) as a result of gains and losses under the gold price hedging instruments as detailed in the above table. In the current period variations in the gold price impact consolidated loss after tax due to some of the entity's options being classified as ineffective for hedge accounting purposes following a restructuring of the entity's hedge book during the period.

The parent entity is not directly exposed to gold price risk.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity's functional currency. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States Dollar. No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2009 or 2008 financial years.

Consolidated entity

The consolidated entity's exposure to foreign currency risk at the reporting date was as follows:

	30 June 2009		30 June 2008	
	USD	Kina	USD	Kina
	$	$	$	$
Financial assets				
Cash and cash equivalents	3,928,292	554,906	(173,408)	105,567
Trade and other receivables	558,351	117,872	1,406,302	-
Derivative assets	2,711,759	-	3,810,067	-
	7,198,402	672,778	5,042,961	105,567
Financial liabilities				
Trade and other payables	1,920,071	9,356,717	-	825,704
Borrowings	-	2,100,554	11,301,041	-
Derivative liabilities	15,946,935	-	25,883,581	-
	17,867,006	11,457,271	37,184,622	825,704

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

29. Financial instruments (continued)

(a) Market risk (continued)

Based on the financial instruments held by the consolidated entity as at the reporting date, the sensitivity of consolidated entity's profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

- Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the consolidated entity's profit after tax would have been $128,328 lower / higher (2008: $503,407 lower / higher) and equity would have been $661,758 lower / higher (2008: $1,103,676).
- Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the consolidated entity's profit after tax would have been $539,225 lower / higher (2008: $36,007 lower / higher).

Parent entity

The parent entity did not have any significant exposures to foreign currency risk at the reporting date or in the prior period.

(iii) Interest rate risk

The consolidated entity's main interest rate risk arises from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity or the parent entity to manage interest rate risk during the 2009 or 2008 reporting periods.

Consolidated entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2009		30 June 2008	
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Financial assets				
Cash and cash equivalents	3.5%	20,529,979	2.71%	154,180
Financial liabilities				
Borrowings	17.5%	5,940,368	5.8%	11,301,041

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $132,352 lower / higher (2008: change of +/- 50 basis points - $55,734 higher / lower).

29. Financial instruments (continued)

(a) Market risk (continued)

Parent entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2009		30 June 2008	
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Financial assets				
Cash and cash equivalents	3.58%	15,629,318	2.68%	13,874

All interest rates were floating rates.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, post-tax profit for the year would have been $78,147 higher / lower (2008: change of +/- 50 basis points - $69 higher / lower).

(iv) Equity price risk

The consolidated entity and the parent entity are exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the consolidated entity's and the parent entity's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2009, if the index had changed by +/- 5 % from its year end level with all other variables held constant, consolidated entity and parent entity equity at 30 June 2009 would have been $17,400 higher / lower (2008: change of +/- 5 % - $59,285 lower / higher).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the consolidated entity. Credit risk is managed at the consolidated entity level. The consolidated entity does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

29. Financial instruments (continued)

(c) Liquidity risk

The consolidated entity's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity's and the parent entity's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Consolidated entity as at 30 June 2009

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives						
Trade and other payables	18,133,857	-	-	-	18,133,857	18,133,157
Borrowings	2,279,800	2,279,800	1,290,337	90,431	5,940,368	5,940,368
Total non derivatives	20,413,657	2,279,800	1,290,337	90,431	24,074,225	24,074,225
Derivatives						
Net settled - outflows	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935
Total derivatives	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,936

Consolidated entity as at 30 June 2008

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
Non derivatives						
Trade and other payables	14,446,386	-	-	-	14,446,386	14,446,386
Borrowings	6,473,168	2,088,118	2,739,755	-	11,301,041	11,301,041
Total non derivatives	20,919,554	2,088,118	2,739,755	-	25,747,427	25,747,427
Derivatives						
Net settled - outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514
Total derivatives	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

29. Financial instruments (continued)

(c) Liquidity risk (continued)

Parent entity as at 30 June 2009

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives						
Trade and other payables	737,617	-	-	-	737,617	737,617
Total non derivatives	737,617	-	-	-	737,617	737,617

Parent entity as at 30 June 2008

	Less than 6 months	6 to 12 months	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
Non derivatives						
Trade and other payables	995,343	-	-	-	995,343	995,343
Total non derivatives	995,343	-	-	-	995,343	995,343

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

30. Investments in controlled entities

	Parent Entity	
	2009	2008
	$	$
Unlisted investments – at cost		
Shares in controlled entities	31,675,293	31,675,293

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

30. Investments in controlled entities (continued)

(a) Investments in controlled entities at cost

Controlled entities	Class of share	Place of Incorporation	Equity Holding 2009 %	Equity Holding 2008 %	Cost to Company 2009 $	Cost to Company 2008 $
Parent Entity						
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Ltd, (i) and its controlled entities;	Ord	Canada	100	100	5,988,206	5,988,206
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	25,687,087	25,687,087
Nord Australex Nominees (PNG) Ltd (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	100	100	-	-
Hicor Corporation (iv)	Ord	United States	100	100	-	-
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	100	-	-
Allied Tabar Exploration Pty Ltd (vi)	Ord	Australia	100	100	-	-
Tabar Exploration Company Ltd (vii)	Ord	PNG	100	100	-	-
					31,675,293	31,675,293

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands.

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands.

(iv) These companies were de-registered in the year.

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi) Allied Tabar Exploration registered 25 May 2006.

(vii) Tabar Exploration Company Ltd (PNG) registered 23 May 2006.

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

31. Commitments and contingent liabilities

(a) Lease commitments – Consolidated entity as lessee

Non-cancellable operating leases

The consolidated entity leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	2,129,368	3,201,727	180,000	164,527
Later than one year but not later than five years	2,129,368	4,450,026	300,000	400,426
Later than five years	-	-	-	36,316
	4,258,736	7,651,753	480,000	601,269

Finance leases

Commitments in relation to finance leases are payable as follows:				
Within one year	4,559,600	-	-	-
Later than one but not later than five years	5,320,408	-	-	-
Minimum lease payments	9,880,008			
Future finance charges	3,939,640	-	-	-
Recognised as a liability	5,940,368	-	-	-
Representing lease liabilities:		-	-	-
Current	2,094,483	-	-	-
Non-current	3,845,885	-	-	-
	5,940,368	-	-	-
Finance charges included in the income statement as financing costs	2,266,410	-	-	-

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

31. Commitments and contingent liabilities (continued)

(b) Exploration & Development costs – Commitments for Expenditure

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and Economic entity is required to outlay $900,900 over the next financial year (2008: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Consolidated		Parent Entity	
	2009	2008	2009	2008
	$	$	$	$
Capital expenditure for Simberi Oxide processing plant	1,412,811	-	-	-
Capital expenditure for Sulphide pre-feasibility study	644,760	-	-	-

(d) Hedging commitments

As disclosed in note 29, a controlled entity has entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(e) Remuneration commitments

The parent entity has commitments under a fixed term remuneration contract with a key management person	-	962,500	-	962,500

(f) Contingent liabilities

The parent entity has guaranteed loan facilities in relation to certain controlled entities which are secured by a charge over all of the assets and undertakings of those controlled entities and the parent entity. Amounts outstanding under these facilities at year end totalled:	-	-	-	11,301,401
Executives of the consolidated entity will be entitled to compensation for past services if their employment is terminated by the consolidated entity other than for specific reasons as outlined in their employment contracts. This amounts to:	656,000	285,000	656,000	285,000

NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2009 (continued)

32. Subsequent events

No matter or circumstance has arisen since 30 June 2009 that has significantly affected, or may significantly affect:

a. the Group's operations in future financial years, or

b. the results of those operations in future financial years, or

c. the Group's state of affairs in future financial years.

DECLARATION BY DIRECTORS

In the directors' opinion:

1. the financial statements and notes set out on pages 20 to 75 are in accordance with the *Corporations Act 2001*, including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

   (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the financial year ended on that date, and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Mark Caruso
Executive Chairman

Dated at Perth this 1st day of September 2009

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

1 September 2009

Allied Gold Limited
The Directors
PO Box 2019
MILTON QLD 4064

Dear Sirs

DECLARATION OF INDEPENDENCE BY PETER TOLL TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the year ended 30 June 2009, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

Peter Toll
Director

BDO Kendalls Audit & Assurance (WA) Pty Ltd
Western Australia, Perth

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF ALLIED GOLD LIMITED

We have audited the accompanying financial report of Allied Gold Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001* would be in the same terms if it had been given to the directors at the time that this auditor's report was made.

Auditor's Opinion

In our opinion the financial report of Allied Gold Limited is in accordance with the *Corporations Act 2001*, including:

(a) (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in paragraphs 7 to 17 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion, the Remuneration Report of Allied Gold Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Act 2001*.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

Peter Toll
Director

Signed in Perth, Western Australia
Dated this 1st day of September 2009.

STATEMENT OF CORPORATE GOVERNANCE

The Board of Directors of Allied Gold Limited (Allied) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange (ASX) Corporate Governance Council's ("CGC") "Principles of Good Corporate Governance and Best Practice Recommendations" the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Company's corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the Corporate Governance Council's principles and recommendations, which are noted below.

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the Board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Allied is set out below.

Role of the Board of Directors

The Board of Allied is responsible for setting the Company's strategic direction and providing effective governance over Allied's affairs in conjunction with the overall supervision of the Company's business with the view of maximising shareholder value. The Board's key responsibilities are to:

(a) chart the direction, strategies and financial objectives for Allied and monitor the implementation of those policies, strategies and financial objectives;

(b) monitor compliance with regulatory requirements, ethical standards and external commitments;

(c) appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Chief Executive Officer; and

(d) ensure that the Board continues to have the mix of skills and experience necessary to conduct Allied's activities, and that appropriate directors are selected and appointed as required.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Allied's Constitution, the Board delegates responsibility for the day–to–day management of Allied to the Executive Chairman (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently comprises 5 directors, of which two are independent non–executive Directors. The Company acknowledges that this does not constitute a majority of independent non–executive directors but believes the Board is of a suitable composition and possesses the necessary skills to govern the Company. The Company will continue to restructure and monitor the composition of the Board on an on–going basis. Details of each director's skill, expertise and background and shareholding are contained within the directors report included with the company's annual financial statements.

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of Allied. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose.

Presently, the roles of Chairman and Chief Executive Officer have not been separated. The Board has determined that the existing Chairman is best placed to direct and manage the Company through its current stage of development. The Board will continue to assess this on an ongoing basis.

STATEMENT OF CORPORATE GOVERNANCE (continued)

Allied's non-executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re-election. Directors are elected or re-elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re-election.

A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Allied but is eligible for re-election at that meeting.

Any equity-based compensation to directors is required to be approved by shareholders prior to issue.

The Company has procedures enabling any director or Committee of the Board to seek external professional advice as considered necessary, at the Company's expense, subject to prior consultation with the Chairman. A copy of any advice sought by a Director would be made available to all Directors.

Board and management effectiveness

The Charter contemplates that the Board will annually assess the performance of the Board as a whole, and the individual Directors, as well as the effectiveness of the Board Charter. Responsibility for the overall direction and management of Allied, its corporate governance and the internal workings of Allied rests with the Board notwithstanding the delegation of certain functions to the Chief Executive Officer and management generally (such delegation effected at all times in accordance with Allied's Constitution and its corporate governance policies).

A formal evaluation procedure in relation to the Board, individual Directors, Board Committees and Company executives did not take place during the year. The Company has reconstituted its Remuneration and Nomination Committee subsequent to the financial year end. This will facilitate the reviews of each of the Board, its Committees and executives. Informal reviews are undertaken in that individual Directors' performance is evaluated by reference to the Director's contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things). Similarly, the Executives of the Company are monitored based on achieving outcomes and milestones set by the Board.

Financial Reporting, Risk Management and Internal Controls

The Board has overall responsibility for Allied's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board is establishing procedures in order to review the effectiveness of the internal control systems and risk management on an ongoing basis, and will monitor risk through the Audit, Compliance and Risk Committee (see the Audit, Compliance and Risk Committee). The Board regularly receives information about the financial position and performance of Allied. For annual accounts released publicly, the Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

i. the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Allied's financial condition and operational results, and have been prepared in accordance with applicable accounting standards and

ii. that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In respect to (ii) above, management disclosed to the Board that in the 2008 financial year the principal activity of the Company and its controlled entities changed from exploration and construction activities to gold production. This change in activities required substantial amendments to the risk management and internal controls systems relating to financial reporting for those systems to remain effective.

Whilst significant amendments were made to the risk management and internal controls systems relating to financial reporting during the year ended 30 June 2009, the required amendments in order for those systems to remain effective had not been fully implemented as at 30 June 2009. Additional procedures were performed by management to compensate for the required amendments that had not been implemented prior to 30 June 2009.

In addition, management has not reported to the Board on the effectiveness of the company's management of its material business risks as required by Principal 7. The implementation of the Audit, Compliance and Risk Committee will assist management in implementing systems to ensure the Company's material business risks are being monitored and reported on. Risk is currently considered on an informal, day-to-day basis across the financial, operational and

STATEMENT OF CORPORATE GOVERNANCE (continued)

organisation aspects of the Company's business. The operating subsidiaries have established systems of internal control, which takes account of key business exposures. The systems are designed to ensure that assets are safeguarded, proper accounting records are maintained and financial information is reliable.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

(a) the Audit, Compliance and Risk Committee; and

(b) the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

Audit, Compliance and Risk Committee

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to the Board in its review of:

(a) Allied's financial reporting, internal control structure and risk management systems;

(b) the external audit functions; and

(c) Allied's compliance with legal and regulatory requirements in relation to the above.

The Audit, Compliance and Risk Committee has specific responsibilities in relation to Allied's financial reporting process; the assessment of accounting, financial and internal controls; the appointment of external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit, Compliance and Risk Committee Charter provides that the Committee must comprise at least three non–executive Directors that have diverse, complementary backgrounds, with two independent non–executive Directors. The current Board of Allied is not made up of sufficient non-executive directors which would permit the ability to meet this requirement however the Board believes that the existence of an Audit, Compliance and Risk Committee is warranted even if its constituents do not strictly meet the requirements of the ASX Principals.

The Chairman of the Audit, Compliance and Risk Committee must be an independent non–executive Director.

The members of the Audit, Compliance and Risk Committee are: Mr House (Chairman), Mr Steemson, and Mr Torre.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

(a) ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

(b) establish transparent and coherent remuneration policies and practices, which will enable Allied Minerals to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee must comprise at least three non–executive Directors, two of which must be independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

The members of the Remuneration and Nomination Committee are: Mr House (Chairman), Mr Lowrie, and Mr Steemson.

The remuneration policy which sets out the terms and conditions for the chief executive officer and other senior executives is set out in the Remuneration Report included in the Directors Report.

Timely and balanced disclosure

Allied is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Allied recognises its continuous disclosure obligations under the ASX Listing Rules, The AIM Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

STATEMENT OF CORPORATE GOVERNANCE (continued)

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and co-ordinating disclosure of that information where required by the ASX and AIM Listing Rules.

The Policy also identifies authorised company spokespersons and the processes Allied has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Allied will ensure that all relevant information concerning the Company is placed on its website

Ethical and responsible decision-making

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors conduct themselves and Allied's business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Allied.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Allied's commitment to ensuring awareness of the insider trading laws, and that employees and Directors comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non-public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half-year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Allied's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Other Information

Allied Gold Limited will include on its website (www.alliedgold.com.au) full details of its corporate governance regime.

SHAREHOLDER INFORMATION

Additional information required by the Australian Stock Exchange Ltd Listing Rules and not disclosed elsewhere in this report is presented below. This information is current as at 25 September 2009.

Twenty Largest Shareholders

Name	Number Of Shares	% Of Total Shares
Hsbc Custody Nominees (Australia) Ltd	172,678,134	36.53
Computershare Clearing Pty Ltd	102,592,350	21.71
National Nominees Limited	32,812,298	6.94
J P Morgan Nominees Australia Limited	31,768,395	6.72
Auriongold Limited	19,237,059	4.07
Mineral Commodities Limited	11,534,379	2.44
Anz Nominees Limited	9,575,338	2.03
Citicorp Nominees Pty Limited	6,884,243	1.46
Nefco Nominees Pty Ltd	3,007,038	0.64
Zurich Bay Holdings Pty Ltd	2,907,500	0.62
Mark R Welch + Sharon S WelCh	2,450,000	0.52
Mr Mark Victor Caruso	3,794,168	0.80
W Pierce Carson	1,663,682	0.35
Dr Wolf Gerhard Martinick	1,400,000	0.30
Mr Bradley George Bolin	1,350,000	0.29
Mr Gregory Hugh Steemson + Mrs Barbara Fay Steemson	1,100,000	0.23
Ian Peake Pty Ltd	1,000,000	0.21
Piccadilly Properties Limited	1,000,000	0.21
El Aura Pty Ltd	867,388	0.18
Hsbc Custody Nominees (Australia) Limited-Gsco Eca	845,238	0.18
	408,467,210	86.43

Distribution of shareholders

Range of holdings	Number of shareholders	Number of shares
1 – 1,000	527	231,520
1,001 – 5,000	749	2,166,069
5,001 – 10,000	481	4,014,567
10,001 – 100,000	855	28,262,169
100,001 and over	138	437,968,951
Total holders	2,750	472,643,276

SHAREHOLDER INFORMATION (continued)

Substantial shareholders

The following shareholders owned greater than 5% of the total outstanding shares of the Company as at 25 September 2009:

1. M & G Investment Management Ltd	93,839,177	19.85%
2. Baker Steel Capital Managers LLP	39,346,187	8.32%
3. Capital Research Global Investors	26,040,274	5.51%

Restricted securities

The Company does not have any restricted securities.

Unquoted Securities

The following is a list of unquoted securities:

- 180,000 options with an exercise price of $0.50 exercisable on or before 31 October 2009.
- 3,400,000 options with an exercise price of $0.45 exercisable on or before 31 December 2009.
- 1,000,000 options with an exercise price of $0.80 exercisable on or before 31 December 2010.
- 1,000,000 options with an exercise price of $1.00 exercisable on or before 31 December 2010.
- 1,000,000 options with an exercise price of $1.25 exercisable on or before 31 December 2010.
- 1,000,000 options with an exercise price of $1.50 exercisable on or before 31 December 2010.
- 1,000,000 options with an exercise price of $2.00 exercisable on or before 31 December 2010.
- 1,699,427 options with an exercise price of $0.31 exercisable on or before 31 December 2010.
- 22,325,000 options with an exercise price of $0.35 exercisable on or before 31 October 2011.
- 14,000,000 options with an exercise price of $0.35 exercisable on or before 30 November 2011.

Share buy backs

There is no current on market share buy back.

Stock exchanges

The Company's securities are quoted on both the Australian Stock Exchange and London's Alternative Investment Market (AIM).

CORPORATE DIRECTORY

ALLIED GOLD LIMITED
ABN 86 104 855 067

Directors
Mark Victor Caruso
Executive Chairman

Gregory Hugh Steemson
Non-executive Director

Anthony Carmel Lowrie
Non-executive Director

Frank Terranova
Executive Director

Montague House
Non-executive Director

Company Secretary
Mr Peter Torre

Registered Office
Unit B9, 431 Roberts Road,
Subiaco,
Western Australia, 6008.
Telephone : +617 3252 5911
Facsimile: +61 7 3252 3552
E-mail: info@alliedgold.com.au
Web: www.alliedgold.com.au

Auditors
BDO Kendalls Audit & Assurance
(WA) Pty Ltd
128 Hay Street
Subiaco WA 6008

Share registry
Computershare Investor Serivces Pty Ltd
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Solicitors
Steinpres Paganin
Level 4,
Next Building, 16 Milligan Street
Perth, Western Australia
WA 6000

Stock Exchange Listing
The company is listed on the Australian Stock Exchange Limited and London's Alternative Investment Market under the trading code ALD and AGLD respectively.

Nominated Advisor (UK)
Beaumont Cornish Limited
5th Floor, 10-12 Copthall Ave
London EC2R 7DE

UK Broker
Mirabaud Securities Limited
21 St James' Square
London SW1Y 4JP
United Kingdom

UK Share Registrars
Computershare Investor Services Plc
PO Box 82
The Pavillions
Bridgwater Road
Bristol, BS99 7NH
United Kingdom

www.alliedgold.com.au